Preliminary Assessment
Donlin Creek Gold Project
Alaska, USA

NovaGold Resources, Inc. and
NovaGold Resources Alaska, Inc.
PO Box 24
Suite 2300 – 200 Granville Street
Vancouver, BC V6C 1S4
604.669.6227

SRK Project Number Project No. 2CN018.00

SRK Consulting (US), Inc.

7175 West Jefferson Ave., Suite 3000
Lakewood, Colorado USA 80235
Tel: +1.303.985.1333
Fax: +1.303.985.9947
E-mail: Denver@srk.com
Web site: www.srk.com

September 20, 2006

Compiled by:	Qualified Persons:
Chris Lee, SRK
Marek Nowak, SRK	Stanton Dodd, P.Geo, NovaGold
Brian Connolly, SRK	Kevin Francis, P. Geo, NovaGold
Terry McNulty, SRK	Gordon Doerksen, P.E., CIM, SME, ISEE, SRK
Mike Elder, SRK
Ken Black, SRK
Nick Michael, SRK
Neal Rigby, SRK
Gordon Doerksen, SRK
Ronald Arlian, Smith Williams
Derek Wittwer, Smith Williams
Jim Gray, GRTech
Tracey Meintjes, GRTech
Kevin Francis, NovaGold

NovaGold Resources Inc.	i
Donlin Creek Gold Project	Preliminary Assessment

Table of Contents

EXECUTIVE SUMMARY (ITEM 3)				I
1	INTRODUCTION & TERMS OF REFERENCE (ITEM 4)			1-1
	1.1	Project Overview		1-1
	1.2	Terms of Reference and Purpose of the Report		1-1
	1.3	Sources of Information		1-1
	1.4	Effective Date (Item 24)		1-2
	1.5	Limitations & Reliance on Information		1-3
	1.6	Disclaimers & Cautionary Statements for US Investors (Item 5)		1-3
	1.7	Mineral Resource Statement		1-3
	1.8	Price Strategy		1-3
	1.9	Qualifications of Consultant (SRK)		1-3
	1.10	Reliance on Other Experts (ITEM 5)		1-4
2	PROPERTY DESCRIPTION & LOCATION (ITEM 6)			2-1
	2.1	Property Location		2-1
	2.2	Mineral Tenure		2-1
	2.3	Agreements		2-2
	2.4	Environmental		2-2
		2.4.1	Regulatory Framework	2-3
		2.4.2	Permits and Process	2-3
		2.4.3	Risks	2-5
3	ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY AND INFRASTRUCTURE (ITEM 7)			3-1
	3.1	Access to Property		3-1
	3.2	Climate		3-1
	3.3	Physiography		3-1
	3.4	Infrastructure		3-1
		3.4.1	Access Road	3-1
		3.4.2	Water Supply	3-2
		3.4.3	Airport	3-2
		3.4.4	Material Transport	3-3
		3.4.5	Electrical Power Supply	3-5
		3.4.6	Buildings & Ancillary Facilities	3-7
	3.5	Support Labor		3-7
4	HISTORY (ITEM 8)			4-1
	4.1	1996 Work		4-1
	4.2	1997 Work		4-2
	4.3	1998 Work		4-2
	4.4	1999 Work		4-3
	4.5	2000 PDUS Work		4-3
	4.6	2001 NovaGold Work		4-3
	4.7	2002 NovaGold Work		4-3
	4.8	2003 PDUS Work		4-4
	4.9	2004 PDUS Work		4-4
	4.10	2005 PDUS Work		4-4
	4.11	2006 Barrick Work (In Progress)		4-5

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	ii
Donlin Creek Gold Project	Preliminary Assessment

	4.12	Resource History		4-5
		4.12.1	1989 WestGold	4-5
		4.12.2	1993 Teck Exploration Ltd	4-5
		4.12.3	2002 NovaGold	4-5
		4.12.4	2003 PDUS	4-6
		4.12.5	2006 PDUS	4-6
5	GEOLOGICAL SETTING (ITEM 9)			5-1
	5.1	Regional Geology		5-1
	5.2	Property Geology		5-1
	5.3	Deposit Geology		5-2
		5.3.1	Stratigraphy	5-2
		5.3.2	Local Lithologies	5-2
6	DEPOSIT TYPES (ITEM 10)			6-1
7	MINERALIZATION (ITEM 11)			7-1
8	EXPLORATION (ITEM 12)			8-1
	8.1	2002 NovaGold		8-1
	8.2	2005 PDUS		8-1
9	DRILLING (ITEM 13)			9-1
	9.1	2002 NovaGold		9-1
	9.2	2005 PDUS		9-2
	9.3	2006 Barrick Drilling		9-2
10	SAMPLING METHODOLOGY & APPROACH (ITEM 14)			10-1
11	SAMPLE PREPARATION, ANALYSES & SECURITY (ITEM 15)			11-1
	11.1	Prior to 2005		11-1
	11.2	2005		11-1
12	DATA VERIFICATION (ITEM 16)			12-1
	12.1	Prior to 2005 Campaign		12-1
	12.2	2005 Campaign		12-1
13	ADJACENT PROPERTIES (ITEM 17)			13-1
14	MINERAL PROCESSING & METALLURGICAL TESTING (ITEM 18)			14-1
	14.1	Metallurgical Test Work		14-1
	14.2	Process Description		14-2
	14.3	Process Design Criteria		14-2
	14.4	Power Requirements		14-2
	14.5	Process Labor Requirements		14-2
	14.6	Conclusions & Recommendations for Additional Testwork		14-3
15	MINERAL RESOURCE ESTIMATE (ITEM 19)			15-1
	15.1	Introduction		15-1
	15.2	January 2006 Technical Report		15-2
	15.3	Resource Validation		15-3
	15.4	Opportunities and Risks		15-4
		15.4.1	PACK Mineralized Envelopes	15-4
		15.4.2	Orientation of Best Direction of Continuity – Geological Controls	15-5
		15.4.3	Variogram Models	15-6

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	iii
Donlin Creek Gold Project	Preliminary Assessment

		15.4.4	Resource Classification	15-6
		15.4.5	Level of Smoothing	15-7
		15.4.6	Dilution	15-7
		15.4.7	Upside Resource Potential	15-7
	15.5	Conclusions		15-9
16	ADDITIONAL REQUIREMENTS FOR DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES (ITEM 25)			16-1
17	OTHER RELEVANT DATA & INFORMATION (ITEM 20)			17-1
	17.1	Mine Operation		17-1
		17.1.1	Pit Optimization	17-1
		17.1.2	Pit Design	17-2
		17.1.3	Mineable Quantities	17-2
		17.1.4	Mine Production Schedule	17-3
		17.1.5	Mine Fleet	17-5
		17.1.6	Mine Personnel Requirements	17-6
	17.2	Tailings & Waste Management Facilities		17-8
		17.2.1	Introduction	17-8
		17.2.2	Project Assumptions	17-8
		17.2.3	TSF Embankment	17-10
	17.3	Operating Costs		17-13
	17.4	Capital Costs		17-13
	17.5	Taxes & Royalties		17-15
	17.6	Economic Analysis		17-15
		17.6.1	Model Assumptions	17-15
		17.6.2	Economic Results	17-15
		17.6.3	Sensitivity Analysis	17-18
18	INTERPRETATION & CONCLUSIONS (ITEM 21)			18-1
	18.1	Conclusions		18-1
	18.2	Risks		18-1
	18.3	Opportunities		18-2
		18.3.1	Modify Existing Resource Estimate	18-2
		18.3.2	Exploration Potential	18-2
		18.3.3	Powerline	18-3
19	RECOMMENDATIONS (ITEM 22)			19-1
20	REFERENCES (ITEM 23)			20-1
21	GLOSSARY			21-1
	21.1	Mineral Resources & Reserves		21-1
	21.2	Definitions		21-2
	21.3	Units of Measure & Abbreviations		21-4

List of Tables

Table 1: Mineral Resources @ 0.76gpt Au Cut-off, $US 500/oz gold price, and 60ktpd throughput	II

Table 2: Basic Assumptions Used in the Mine Plan	III

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	iv
Donlin Creek Gold Project	Preliminary Assessment

Table 3: Estimated Process Recovery by Geologic Unit	IV

Table 4: Assumptions Used in the Economic Analysis	IV

Table 5: Estimated Operating Costs	V

Table 6: Estimated Project Capital Costs	V

Table 7: 60ktpd Base Case Economic Analysis Results	V

Table 8: Operating Cash Costs	VI

Table 9: Total Cash Costs	VI

Table 10: Capital & Operating Cost Sensitivity (NPV0%, $millions)*	VI

Table 11: Capital & Operating Cost Sensitivity (NPV5%, $millions)*	VI

Table 12: Gold Price Sensitivity (NPV0%, $millions)*	VI

Table 13: Gold Price Sensitivity (NPV5%, $millions)*	VI

Table 1.3.1: Project Team Responsibilities	1-2

Table 2.4.2.1: Federal Agency Permit and Authorizations	2-4

Table 3.4.2.1: Water Consumption/Generation	3-2

Table 3.4.2.2: Water Supply (US$ millions)	3-2

Table 3.4.3.1: Airport Runways and Roads (US$ millions)	3-3

Table 3.4.4.1: Average Annual Barged Material Supply	3-4

Table 3.4.5.1: Power Supply and Unit Cost by Phase/Yr (60ktpd)	3-5

Table 4.1: Work History Summary	4-1

Table 4.12.3.1: January 24, 2002 Donlin Creek Measure and Indicated Resources	4-5

Table 4.12.3.2: January 24, 2002 Donlin Creek Inferred Resources	4-6

Table 4.12.4.1: April 2003 Donlin Creek Measured and Indicated Resources	4-6

Table 4.12.4.2: April 2003 Donlin Creek Inferred Resources	4-6

Table 4.12.5.1: January 19, 2006 Donlin Creek Project Mineral Resource Summary @ 1.2gpt Cut-off Grade	4-7

Table 5.3.1.1: Generalized Stratigraphy of the Donlin Creek Project	5-2

Table 5.3.2.1: Intrusive Lithologies within the Donlin Creek Resource Area	5-3

Table 7.1: Vein Type Grade and Orientation for the Donlin Creek Deposit	7-1

Table 14.5.1: Process Labor Requirements, 60ktpd	14-3

Table 15.1.1: Measured and Indicated Mineral Resources at Various Au Cut-off Grades	15-1

Table 15.1.2: Inferred Mineral Resources at Various Cut-off Grades	15-2

Table 15.2.1: Donlin Creek Project Mineral Resource Summary @ 1.2gpt Cut-off Grade as of January 19, 2006	15-3

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	v
Donlin Creek Gold Project	Preliminary Assessment

Table 15.4.7.1: Exploration Opportunity of the Expansion Pit	15-8

Table 17.1.3.1: Mineable Quantities	17-3

Table 17.1.4.1: Mine Production Schedule	17-4

Table 17.1.5.1: Mine Equipment Fleet	17-6

Table 17.1.6.1: Mine Personnel Requirements	17-7

Table 17.2.3.1: Reclaim Water System	17-11

Table 17.2.3.2: Tailings Conveyance System	17-12

Table 17.4.1: Operating Cost Summary	17-13

Table 17.4.1: Capital Cost Summary	17-14

Table 17.6.1.1: Economic Model Assumptions	17-15

Table 17.6.2.1: 60ktpd Base Case Economic Analysis Results	17-16

Table 17.6.2.2: Operating Cash Costs	17-16

Table 17.6.2.3: Total Cash Costs	17-16

Table 17.6.2.4: Economic Results*	17-17

Table 17.6.3.1: Capital & Operating Cost Sensitivity (NPV0%, $millions)*	17-18

Table 17.6.3.2: Capital and Operating Cost Sensitivity (NPV5%, $millions)*	17-18

Table 17.6.3.3: Gold Price Sensitivity (NPV0%, $millions)*	17-18

Table 17.6.3.4: Gold Price Sensitivity (NPV5%, $millions)*	17-18

Table 18.1.1: 60ktpd Base Case Economic Analysis Results	18-1

Table 21.3.1: Units of Measure & Abbreviations	21-5

List of Figures

Figure 2-1: Location Map	2-8

Figure 2-2: Project Area Map	2-9

Figure 2-3: Prospect Location Map	2-10

Figure 3-1: Map of Central Alaska	3-8

Figure 3-2: Material Flow Diagram	3-9

Figure 3-3: Kuskokwim River	3-10

Figure 5-1: Donlin Creek Regional Geology	5-4

Figure 5-2: Main Trend Geology	5-5

Figure 5-3: Donlin Creek Resource Area Geology	5-6

Figure 5-4: ACMA Geologic Section – 40400E	5-7

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	vi
Donlin Creek Gold Project	Preliminary Assessment

Figure 14-1: Process Flowsheet	14-5

Figure 15-1: Comparison of Block Estimates with Composite Assays in the Lewis Domain	15-11

Figure 15-2: Declustered Average Composite Grades Compared to Block Estimates in the Lewis Intrusive Domain	15-12

Figure 15-3: Example of the Mineralized Envelope and Block Estimates	15-13

Figure 15-4: North-Northeast Trending Section through ACMA Area (Looking SE)	15-14

Figure 15-5: Changes in Composite Assay Grades	15-15

Figure 17-1: Ultimate Pit	17-19

Figure 17-2: Tailings and Waste Management Facilities	17-20

Figure 17-3: TSF Embankment Sections	17-21

List of Appendices

Appendix A
Certificates of Consent

Appendix B
GR Technical Services Report

Appendix C
Significant 2m Composited Gold Assays

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	I
Donlin Creek Gold Project	Preliminary Assessment

Executive Summary (Item 3)

This Preliminary Assessment is undertaken to determine the economic potential of the Donlin Creek Gold Project (the “Project”) located in southwestern Alaska, USA. Costs, appropriate with the level of study, have been estimated and form the basis of the economic analysis for the Project. This Preliminary Assessment relies upon a January 20, 2006 National Instrument 43-101 (“NI 43-101”) compliant Technical Report and resource model compiled by Stanton Dodd, P. Geo (QP) and Kevin Francis, P. Geo (QP), both employees of NovaGold Resources, Inc. (“NovaGold”).

The Donlin Creek Project is located near the Kuskokwim River about 25km north of the village of Crooked Creek and approximately 70km northeast of Aniak, Alaska a regional hub. The property consists of 109km2 of privately owned lands of the Calista Corporation, an Alaskan regional native corporation. The latitude and longitude of the deposit is approximately 62o 01’ N and 158o 12’ W.

Calista Corporation, a regional Native corporation (Calista), owns the subsurface rights, and The Kuskokwim Corporation, a village corporation (TKC), owns the surface rights. Placer Dome U.S., Inc. (“PDUS”) acquired a 20-year lease from Calista effective May 1, 1995. Annual property payments are US$200,000 through the end of feasibility and increasing to US$500,000 per annum once a feasibility study is completed. Calista holds a retained net royalty of 1.5% until payback of capital, increasing to 4.5% thereafter. NovaGold Resources Alaska, Inc., owns a 70% interest in the Project with PDUS holding a 30% interest in the Project. PDUS exercised their back-in right and assumed management of the continued development of the Donlin Creek Project in 2003. PDUS has until November 13, 2007 to fulfill the conditions of the back-in agreement to increase their share of the joint venture to 70% and reducing NovaGold’s share to 30%. Upon submission of a feasibility study, Calista retains a 90 day back-in right to participate in the Project at a level of 5% to 15% by committing to contribute its share of capital. Their share would be divided pro rata from PDUS and NovaGold.

The Donlin Creek Project geology consists of flysch sequence sedimentary units of the Cretaceous Kuskokwim Group intruded by Late Cretaceous to early Tertiary felsic intrusive rocks. The sediments consist of interbedded greywacke, shale and siltstone. Greywacke is dominant (Lewis resource area), but shale-rich areas also occur (ACMA resource area). The overall bedding strikes NW and dips 10° to 50° SW. The intrusive units consist of porphyritic rhyodacite and rhyolite and lesser mafic dykes and sills. Sills are common in the ACMA and southern Lewis areas, whereas dykes dominate in the North Lewis area. The dykes and sills range from a few meters to more than 60 m in width.

A low-temperature, low-sulfidation epithermal system constitutes the main mineralizing event at the Donlin Creek property. Mineralization is typically gold-bearing arsenopyrite with the bulk of the gold occurring in the lattice structure of arsenopyrite. Stibnite, realgar and native arsenic are commonly observed associated with zones of higher-grade gold mineralization but do not appear themselves to host any significant gold mineralization. In general, the gold-bearing arsenopyrite is found as disseminations and broad selvages adjacent to veins and vein zones. Mineralization is best developed within all of intrusive rocks and to a much lesser extent, within the surrounding sediments of the Cretaceous Kuskokwim Group.

An 80,000m drilling program managed by Barrick is currently underway. The drilling is predominately in-fill with the expectation of resource classification conversion.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	II
Donlin Creek Gold Project	Preliminary Assessment

The database used to estimate the mineral resources consists of samples and geological information from 759 drillholes, including 158 reverse circulation (RC) holes. Samples from 159 trenches are also included in the resource database. In 2005, PDUS drilled 94 holes in the resource area. Samples from the 2005 drilling campaign were prepared at site and sent for analyses to ALS Chemex laboratory in North Vancouver, B.C. Data transfer to the resource database was validated from electronic assay certificates through a 100% check of the database.

Two sets of similar protocols were used for the samples that formed the basis of the Lewis and ACMA mineral resource model. Prior to 2002, most of the samples from PDUS’s work were processed in their own laboratory. NovaGold’s samples were processed by Bondar-Clegg (now ALS Chemex), a commercial laboratory. PDUS’s 2005 samples were assayed at ALS Chemex. The results can be evaluated together because the Standard Reference Material (SRM), the blank material and the duplicate protocol were the same. The performance of each SRM was within acceptable limits and showed that the overall assay process was in control for the work done. Good reproducibility of the gold values is demonstrated. The blank sample program worked well and demonstrated negligible contamination in the assay process.

The Project resources, by category, are currently estimated using a 0.76gpt cut-off assuming a gold price of US$500/oz and a 60ktpd throughput and are presented in Table 1. The resources are based on work conducted by PDUS and Kevin Francis, P. Geo of NovaGold serves as the qualified person for the estimate. The resource estimate shown in this report varies slightly, but not materially different from the August 24, 2006 press release of NovaGold and the August 31, 2006 press release of NovaGold and is due to software-related variances. SRK Consulting (US), Inc. (“SRK”) conducted a preliminary review of the resources and found the methodology and results to be satisfactory and possibly conservative in terms of total contained metal at the 0.76gpt Au cut-off.

Table 1: Mineral Resources @ 0.76gpt Au Cut-off, $US 500/oz gold price, and 60ktpd throughput

	Tonnes	Au	Contained Au
Resource Category	(Mt)	(gpt)	(Moz)
Measured Mineral Resource	20	2.56	1.6
Indicated Mineral Resource	196	2.39	15.0
Measured + Indicated Mineral Resources	215	2.4	16.6
Inferred Mineral Resource*	227	2.34	17.1

Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or any part of an INFERRED Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure except in the case of this Preliminary Economic Assessment. Inferred Mineral Resources are excluded from estimates forming the basis of feasibility study. It should be noted that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. This Preliminary Assessment is preliminary in nature.

The remote location of Donlin Creek adds to the estimated capital and operating costs of the Project. It also impacts the complexity of the construction and logistical planning of the Project. Supplies for the Project would be barged up the Kuskokwim River an ocean barge transloading facility at Johnson Crossing, down stream from the town of Bethel, Alaska. The return trip for a barge from Johnson Crossing to the offloading site at Jungjuk Creek is estimated to be seven days, including transloading and offloading. During the four-month barge season approximately 1.6 barges per day are needed to sustain the mine. Stockpiling of supplies for a minimum 9-month period is required

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	III
Donlin Creek Gold Project	Preliminary Assessment

due to the short shipping season. Crews and perishable goods would be transported by aircraft and provide emergency services all year round.

Power for the operation would come from diesel generation during the construction phase and a new 550km long 230kVA power line connecting with the Fairbanks-Anchorage grid for the operating life of the mine.

The development of the mine is estimated to take 6 years: 3 years of permitting and 3 years of construction. Year 1 of the construction phase will be used to establish transportation, camp and power facilities to support mine and mill construction. Open pit pre-stripping, earthworks and plant construction follow in Years 2 and 3 of construction.

SRK and GR Technical Services (“GRTech” or “GRTS”) performed the open pit mine design, scheduling and costing for the Project. The mine planning assumed a conventional truck and shovel operation based on industry standard mining equipment, methods, pit design and dump design. The operation of the mine was planned to be year round.

The basic assumptions used in the Mine Plan are presented in Table 2 below.

Table 2: Basic Assumptions Used in the Mine Plan

Parameter	Value	Unit/Comments
RoM production rate	60,000	tpd
Gold price	$500	/Au oz
Mine operating costs (ex. rehandle)	$0.88	/t of rock mined
Marketing, refining, shipping	$0.34	/t milled
Process costs	$9.58	/t milled
G & A costs	$1.06	/t milled
“Pit Rim” costs	$10.99	/t milled
Process recovery average	90.6%	Variable depending on mineralization type
Mining dilution	12.8%	waste grade at 0.61gpt Au
Mining loss	3%	of total ore tonnes
Pit slopes	30° to 48°	Depends on various geotechnical domains

Based on the assumptions above the cut-off grade was determined to be 0.76gpt Au or a net smelter return (NSR) cutoff value of $10.99/t excluding royalty costs. It should be noted that due to the complex nature of the correlation between resource types and process recovery an average recovery was assumed for the cut-off grade determination.

It is anticipated that the mineral processing plant will be able to process the ore to a doré product. The decision to build a plant for complete processing of ore, rather than concentrating and shipping concentrate is related to the difficult transportation logistics. The shipping season is short on the river, so large stockpiles of concentrates would have to be built-up during winter causing serious revenue problems. Additionally, the cost of shipping the concentrates would be very expensive and potentially not even possible in the four months of river access.

The processing unit operations are suggested to be as follows:

  Tertiary crushing;

  Primary ball milling;

  Single-stage flotation;

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	IV
Donlin Creek Gold Project	Preliminary Assessment

  Autoclave oxidation;

  Carbon in Leach (CIL); and

  Refining to doré.

The property has various ore types that have very different metallurgical recoveries as shown in Table 3 below. These recoveries will likely affect mine planning and more detailed scheduling may aid the economics.

Table 3: Estimated Process Recovery by Geologic Unit

Geologic Unit	Process Recovery
ACMA intrusives:	96%
ACMA sediments:	87%
Lewis intrusives:	89%
Lewis sediments:	84%

Waste rock management has been identified as a critical component of the Project given the volume of material to be moved. It has been assumed that a third of the waste rock is potentially acid generating (PAG) and will require special handling.

Table 4 is a summary of the economic assumptions used in the base case 60ktpd scenario (the “Base Case”). In the first seven years of production at Donlin Creek the mine would have an average annual production of 1.885Moz of gold at a cash cost of US$223/oz. LoM average annual production would be 1.379Moz at a cash cost of US$276/oz. This results in an average annual after tax operating cash flow for the first seven years of US$482 million.

Table 4: Assumptions Used in the Economic Analysis

Parameter	Value	Units
Metal Price
Gold	500	$/oz
Silver	8.30	$/oz
Production
Pre-Production Period (Pre-strip)	2	years
Mine Start Date	2013
Mine Life (after Pre-Production)	22	years
LoM Ore Tonnage	482.3	Mt
LoM Mill Head Grade	2.17	gpt Au
Contained Gold	33.5	Moz
Metallurgical Recovery	90.6%
Recovered Gold	30.3	Moz
Recovered Silver	7.2	Moz
Target Production Rate	60	ktpd

Operating and capital costs for the Project were estimated using various sources and methods appropriate for this level of study (+-40% accuracy). Tables 5 and 6 summarize estimated operating and capital costs, respectively.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	V
Donlin Creek Gold Project	Preliminary Assessment

Table 5: Estimated Operating Costs

Parameter	Estimate	Units
Mining	0.92	$/tonne mined
Processing	9.58	$/ore tonne milled
Mine Consumables	0.41	$/ore tonne milled
G&A	1.06	$/ore tonne milled
NSR (royalties)	$1.12	$/tonne milled
Refining and shipping	5.25	$/payable oz

Total Operating Cost	17.44	$/t milled
	276	$/oz Au

Table 6: Estimated Project Capital Costs

Description	Estimate
Direct Construction Capital (ex. Power Line)	$ 976M
Indirect Construction Capital	$ 423M
Contingency @ 15%	$ 210M
Subtotal Construction (ex Power Line)	$ 1,609M
Intertie Power Line	$ 408M
Total Construction	$ 2,017M
Permitting, Exploration, Studies, 1st Fills, Spares*	$ 113M
LoM Sustaining	$ 427M

* Capital costs in 2006 for exploration, EIS/permitting and studies are assumed to be sunk costs and are not included.

Table 7 shows net present values (“NPVs”) at varying discount rates and project payback for the Base Case scenario. It should be noted that the NPV calculation utilizes cash flows from 2007 onward, including the three years (2007-2009) of pre-construction costs related to permitting, EIS, feasibility study, engineering design, etc.

Table 7: 60ktpd Base Case Economic Analysis Results

Item	Result
NPV0%	$ 3,009M
NPV5%	$ 1,001M
Internal rate of return5%	12.1%
Payback period5%	Year 5

Cash costs for the Base Case are summarized in Tables 8 and 9. Operating cash costs for the project are estimated to average $223/oz for the first seven years and $276/oz for the Life of Mine. Total cash costs including depreciation are estimated to average $303/oz for the first seven years and $362/oz Life of Mine.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	VI
Donlin Creek Gold Project	Preliminary Assessment

Table 8: Operating Cash Costs

Item	Result
Years 1-7	$223/oz of gold
LoM	$276/oz of gold

Table 9: Total Cash Costs

Item	Result
Years 1-7	$306/oz of gold
LoM	$362/oz of gold

Project sensitivities were analyzed on the Base Case and are shown in Tables 10 through 13.

Project sensitivities were analyzed on the Base Case and are shown in Tables 8 through 11.

The results suggest that the Project will be most sensitive to the gold price. The analysis also suggests that the Project will be relatively equally sensitive to capital and operating cost parameters. The results of the economic analysis performed by SRK conclude that NovaGold should advance the Project to the next stage.

Table 10: Capital & Operating Cost Sensitivity (NPV0%, $millions)*

Variance	-20%	-10%	Base	+10%	+20%
Capital	3,520	3,265	3,009	2,753	2,497
Operating	3,953	3,481	3,009	2,568	2,072
* after tax

Table 11: Capital & Operating Cost Sensitivity (NPV5%, $millions)*

Variance	-20%	-10%	Base	+10%	+20%
Capital	1,383	1,192	1,001	810	619
Operating	1,446	1,224	1,001	789	538
* after tax

Table 12: Gold Price Sensitivity (NPV0%, $millions)*

Gold Price ($/oz)	$450	$500 (Base Case)	$550	$600	$700
NPV0%	2,123	3,009	3,930	4,821	6,615
* after tax

Table 13: Gold Price Sensitivity (NPV5%, $millions)*

Gold Price ($/oz)	$450	$500 (Base Case)	$550	$600	$700
NPV5%	554	1,001	1,453	1,888	2,761
* after tax

This Preliminary Assessment is preliminary in nature, and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	VII
Donlin Creek Gold Project	Preliminary Assessment

would enable them to be categorized as mineral reserves. There is no certainty that results of this Preliminary Assessment will be realized.

The Project presents some potential risks including that:

  Approximately one half of the resources used in this study are in the Inferred Resource category, which are, by definition, too uncertain to be included in an economic analysis except for preliminary estimates on possible outcomes as found in this Preliminary Assessment;

  Permits for the mining operation, intertie power line and coal-fired power plant may be delayed or denied; and

  Barge transportation logistics have not been refined to ensure they can support a 60ktpd operation.

There are some opportunities for Project improvements including:

  The potential for the expansion of resources is considerable as drilling continues to intersect mineralized zones; and

  Government participation in the building of the intertie power line may be a possibility and this could save over $400M.

All costs in this Preliminary Assessment are in 2006 United States Dollars (US$). Inflation was not taken into consideration. Costs are estimated to be +- 40%. All 2006 costs are assumed to be sunk costs and the economic analysis uses Jan. 1, 2007 as the start date.

Conclusions and Recommendations

The Donlin Creek Project hosts a large gold resource. The geology within the extent of drilling is well understood and should provide an adequate framework for resource estimation.

Project exploration has been primarily by core drilling. Core samples are prepared and assayed using conventional geochemical protocols and are suitable for use in resource estimation.

The resource estimation model was created by PDUS in December 2005. NovaGold completed an NI 43-101 compliant Technical Report on January 20, 2006 finding that the resource had been completed in a manner compliant with NI 43-101 and the CIM guidelines. The resource model used in this Preliminary Assessment report is the same resource model with the only change being the increase of processing throughput rate from 40 to 60ktpd.

The Donlin Creek resource is condusive to mining at a rate of 60ktpd using a large truck and shovel fleet and conventional open pit mining techniques. Suitable tailings and waste dump storage locations are available within proximity of the mine and plant.

Because of its remote location, access to the site for material and power is an important element of the Project that influences its economics and construction period.

Processing requirements, based on adequate testing for a Preliminary Assessment, indicate a flotation, autoclave oxidation and cyanide leaching system. The type of system recommended is proven in the industry.

SRK believes this Preliminary Assessment demonstrates attractive economics of a conventional open-pit mining operation at a production rate of 60ktpd. This Preliminary Assessment includes

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	VIII
Donlin Creek Gold Project	Preliminary Assessment

inferred Resources, which are preliminary in nature and are considered too speculative geologically to have economic consideration applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Preliminary Assessment will be realized. Costs appropriate with this level of study have been estimated from first principles and form the basis of the economic analysis of the Project on a 100% basis. SRK is of the view that a re-estimation of the resources using less constrained modeling techniques will likely result in the delineation of a higher resource tonnage, a lower grade and more contained gold.

In light of the continuity mineralization which remains open at depth and marginally from the currently defined resource; and the continuity of the ore-hosting sills which have been demonstrated to extend over 3km in strike, it is reasonable to assume that additional mineralization may be found. Within the 200m extension around the base case US$500 pit, an additional 544Mt of potentially mineralized intrusive material is projected based on PDUS’s lithologic modeling. The potential quantity and grade of this mineralized material is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Recommendations for the Project are:

  Investigate variogram subdomains to determine if results can be improved;

  Reassess the SMU block size in light of increased throughput to 60ktpd;

  Reestimate gold grades using an estimation plan more appropriate for a lower grade range than used in December 2005;

  Continue in-fill drilling to attempt to improve the Inferred Resource category material to Indicated or Measured Resources;

  Re-do the resource estimation based on infill drilling results;

  Conduct a preliminary feasibility study; and

  Continue base line environmental monitoring.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	1-1
Donlin Creek Gold Project	Preliminary Assessment

1       INTRODUCTION & TERMS OF REFERENCE (ITEM 4)

1.1      Project Overview

The Donlin Creek Gold Project (“Donlin Creek” or the “Project”) represents the development of a world-class deposit in a remote environment. As a major mining project, the Project presents many logistical and infrastructure challenges, which must be addressed. The key elements of Donlin Creek are:

  Open Pit Gold Mine (Ag Credits);

  60ktpd Production Rate;

  22 Year Mine Life;

  215Mt (16.6Moz Au based on Measured and Indicated Resources);

  227Mt (17.1Moz Au based on Inferred Resources);

  Flotation/POX/CIL Process Flowsheet;

  Staged Tailings Dam; and

  3 Year Permitting & 3 Year Construction Schedule.

1.2      Terms of Reference and Purpose of the Report

SRK Consulting (US), Inc. (“SRK”) was commissioned by NovaGold Resources, Inc. and NovaGold Resources Alaska, Inc. (collectively “NovaGold”) to prepare an independent Preliminary Assessment of the Project in Alaska. This assessment is essentially a current view of the likely project concept and associated economic outcome. It is based on the latest data available to NovaGold as of August 22, 2006, as provided by the former project management company, Placer Dome U.S., Inc., (“PDUS”) which was acquired by the Barrick Gold Corporation (“Barrick”) in the first quarter of 2006.

1.3      Sources of Information

The background studies and additional references for this Preliminary Assessment are listed in Section 20.

SRK has reviewed the project data, previous cost estimates and previous operating modalities and, where appropriate, incorporated the results into this Preliminary Assessment report. SRK utilized its considerable experience to determine if the information from previous reports was suitable for inclusion in this Preliminary Assessment report and adjusted information that required amending. Revisions to previous data was based on research, recalculations and information from other projects. The level of detail utilized was appropriate for this level of study.

Gordon Doerksen, P.E. (SRK), Stan Dodd, P.Geo (NovaGold) and Kevin Francis, P.Geo (NovaGold) are the qualified persons who are responsible for preparing or supervising the preparation of this Preliminary Assessment.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	1-2
Donlin Creek Gold Project	Preliminary Assessment

Kevin Francis visited the property on July 10, 2006. He toured the property and examined on-site core handling and sampling procedures. Stanton Dodd was the Project Geologist on site at the Donlin Creek project from February through July 2006.

Gordon Doerksen conducted a site visit on September 11, 2006.

The purpose of the site visit was to examine the following items:

  General project plan;

  Existing facilities and infrastructure;

  Drilling program and drill core;

  Preliminary assessment of the open pit, tailings area, waste rock dumps, access roads, barge offloading facility, power line route and new runway; and

  Waterways including Crooked Creek, Jungjuk Creek and Kuskokwim River.

The key project personnel contributing to this Preliminary Assessment and their specific areas of responsibility are listed in Table 1.9.1. Certificates of Consent are provided in Appendix A.

Table 1.3.1: Project Team Responsibilities

Team Members	Discipline
SRK Consulting
Chris Lee	Geology, QA/QC (review of NovaGold’s work)
Marek Nowak	Resource Estimation (review of NoveGold’s work)
Brian Connolly	Mining
Terry McNulty (Associate)	Metallurgical Process
Gordon Doerksen	Project Management, Review, Infrastructure – Power, Site and Transport
Mike Elder (Associate)	Infrastructure – Water, Roads and Airport
Ken Black	Environmental Management and Permitting
Nick Michael	Project Economics
Neal Rigby	Project Director and Review
Smith Williams
Ronald Arlian	Tailings Storage Facility and Waste Rock Dumps
Derek Wittwer	Tailings Storage Facility and Waste Rock Dumps
GR Technical Services
Jim Gray	Mining
Tracey Meintjes	Mining
NovaGold
Kevin Francis	Geology and Resource Estimation
Stan Dodd	History, Drilling, Deposit Type, QA/QC, Sampling

The individuals who have provided input to this Preliminary Assessment, who are listed in Table 1.3.1, have extensive experience in the mining industry and are suitably qualified to perform the work in their discipline.

1.4      Effective Date (Item 24)

Unless otherwise specifically noted, the information contained in this report is effective as of August 22, 2006.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	1-3
Donlin Creek Gold Project	Preliminary Assessment

1.5      Limitations & Reliance on Information

The achievability of the plans considered within this Preliminary Assessment is by definition preliminary in nature and inherently uncertain. Consequently, actual results may differ significantly.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material to the results of this Preliminary Assessment.

The estimates of revenues and capital and operating costs presented in this Preliminary Assessment are consistent with the generally accepted level for a Preliminary Assessment, which is +/-40%.

The LoM Plans and the technical economic projections include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the Canadian securities regulatory authorities. These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

The use of Inferred Mineral Resources as part of the economic analysis of the Donlin Project Preliminary Assessment is allowed only to provide preliminary, indicative project economics. It must be noted that the report is preliminary in nature and the Inferred Mineral Resources are considered too speculative geologically to enable them to be categorized as mineral reserves. There is no certainty that the Preliminary Assessment will be realized.

The cost estimates in this Preliminary Assessment are appropriate for this level of the report and are estimated to be +-40%. Costs are in 2006 dollars.

1.6      Disclaimers & Cautionary Statements for US Investors (Item 5)

This document uses the terms “measured resources” and “indicated resources”. SRK advises US residents that while those terms are recognized and are required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US residents are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

1.7      Mineral Resource Statement

The resources used in this study were originally produced by PDUS and confirmed by Kevin Francis of NovaGold. SRK also reviewed the resource estimation work and found it to be generally appropriate.

1.8      Price Strategy

Royal Bank of Canada (“RBC”) gold and silver price projections were taken into account for the project.

1.9      Qualifications of Consultant (SRK)

The SRK Group comprises of 550 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	1-4
Donlin Creek Gold Project	Preliminary Assessment

SRK has a demonstrated record of accomplishment in undertaking independent assessments of mineral resources and mineral reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

This Preliminary Assessment has been prepared based on a technical and economic review by a team of consultants sourced principally from the SRK Group’s Vancouver, Canada and Denver, USA offices. These consultants are specialists in the fields of geology exploration, mineral resource and mineral reserve estimation and classification, open pit mining, mineral processing and mineral economics.

Neither SRK nor any of its employees and associates employed in the preparation of this Preliminary Assessment has any beneficial interest in NovaGold or in the assets of NovaGold. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

1.10      Reliance on Other Experts (ITEM 5)

The qualified persons preparing and supervising this Preliminary Assessment have not relied on a report, opinion or statement of a legal or other expert, who is not a qualified person for information concerning legal, environmental, political or other issues and factors relevant to the Preliminary Assessment.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	2-1
Donlin Creek Gold Project	Preliminary Assessment

2      PROPERTY DESCRIPTION & LOCATION (ITEM 6)

2.1      Property Location

Donlin Creek is located in southwestern Alaska, approximately 70km (44mi) northeast of Aniak, Alaska a regional hub (see Figure 2-1). The property consists of 109km2 (42mi2, 10,900ha) of privately owned Native land. Calista Corporation (“Calista”), a regional Native corporation owns the subsurface rights, and The Kuskokwim Corporation (“TKC”), a village corporation owns the surface rights. The resource areas are within T. 23 N., R. 49. W. (see Figure 2-2), Seward Meridian, Kuskokwim Recording District, Crook Creek Mining District, Iditarod A-5 USGS 1:63,360 topography map. These areas consist of the ACMA and 400 Zone, Aurora and Akivik prospects (grouped as ACMA) and the Lewis, South Lewis, Vortex, Rochelieu and Queen prospects (grouped as Lewis) (see Figure 2-3). These two main prospects comprise the current Donlin Creek resource area. Other mineralized zones occur within the property northeast of the resource area. These zones are represented by the outlying drilled area shown in Figure 2-3.

2.2      Mineral Tenure

The land status of the Donlin Creek area is shown in Figure 2-2. Most of the rights (surface and subsurface) are governed by conditions defined by the Alaska Native Claims Settlement Act (ANCSA). Section 12(a) of ANCSA entitled each village corporation to select surface estate land from an area proximal to the village in an amount established by its population size. Calista receives conveyance of the subsurface when the surface estate in those lands is conveyed to the village corporation. Section 12(b) of ANCSA allocated a smaller entitlement to the regional corporations with the requirement they reallocate it to their villages as they choose. Calista receives subsurface estate when its villages receive 12(b) lands. Calista reallocated its 12(b) entitlement in 1999 according to a formula based on original village corporation enrolments.

TKC and Calista received patent to the 12(a) surface and subsurface estate, respectively, at Donlin Creek and Crooked Creek, shown in yellow in Figure 2-2. They also have 12(a) and 12(b) selections in the areas shown in yellow with a dashed blue border. These have been prioritized for conveyance pending completion of surveys and easement identification. TKC and Calista have committed to taking conveyance of all their selections in the Crooked Creek withdrawal area, which includes Donlin Creek.

ANCSA Subsection 14(h)(8) allows regional corporations to select federal lands for conveyance to fee simple land, both surface and subsurface estate. Lands selected and conveyed under this section of the ANCSA are called 14(h)(8) lands.

The in-lieu lands are selections at this time. These are subsurface selections Calista made in lieu of the subsurface estate it was prohibited from owning when villages were conveyed land within the wildlife refuges that predated ANCSA.

The allotments are private land transferred directly to individual Alaska Native applicants from the federal government, based on use and occupancy. The Native Allotment Act of 1906 predated and was extinguished by ANCSA, and allotees have priority over ANCSA selections. There are no Native allotments on Crooked Creek beyond the local village area or in the Donlin Creek area. There is a Native allotment on Jungjuk Creek.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	2-2
Donlin Creek Gold Project	Preliminary Assessment

Barrick is currently in the process of negotiating certain surface rights, which will be necessary for the operation of the Project.

None of the state land has been Tentatively Approved or patented to the state. The state made all its selections in this area after 1991, and the land remains under the ownership and administration of the Bureau of Land Management (“BLM”) until future conveyance.

2.3      Agreements

PDUS acquired a 20-year lease from Calista effective May 1, 1995. The lease agreement contains a provision that extends the lease period beyond 20 years as long as mining or processing operations continue in good faith. Annual property payments are US$200,000 through the end of feasibility and increase to US$500,000 per annum once feasibility is completed. Annual work commitments are US$1million. Calista holds a retained net royalty of 1.5% (minimum US$500,000) until payback of capital, increasing to 4.5% thereafter (minimum US$500,000). On November 13, 2002, NovaGold Resources Alaska, Inc., a wholly owned subsidiary of NovaGold Resources, Inc., earned a 70% interest in the Project by expending US$10million on exploration and development of the Project.

Once the financial commitment was fulfilled, PDUS had 90 days to decide on one of two options: a) to convert to a 5% Net Profits Interest (NPI) or b) to exercise a back-in right to acquire an additional 40% interest in the Project (for a total of 70%) as governed by a subsequent Mining Venture Agreement. To earn the additional 40%, PDUS is required to expend three times the amount expended by NovaGold at the time the back-in is exercised, complete a bankable feasibility study and make a decision to construct a mine at a production rate of not less than 600,000oz Au per year within a five-year period from the exercise back-in date. NovaGold believes it is not possible for PDUS to meet all the terms of the back-in agreement and therefore commissioned this assessment.

On February 11, 2003, PDUS exercised their back-in right (item b above) and assumed management of the continued development of the Donlin Creek Project. PDUS has until November 13, 2007 to properly fulfill the conditions of the back-in agreement. NovaGold will contribute its share of project costs after PDUS has expended three times NovaGold’s initial earn-in expenditure. If PDUS fails to, or elects not to complete the back-in requirements on or before the last day of the back-in period, PDUS at their election can retain a 30% participating interest or convert to a 5% net profits interest and management of the Project returns to NovaGold.

Calista also has a back-in provision in the Project whereby it may acquire 5% to 15% interest in the deposit by providing its share of accrued capital costs. Their share would be divided pro rata from PDUS and NovaGold. If the PDUS and Calista rights are exercised in full, NovaGold’s interest in the Donlin Creek Project would be 25.5% . Barrick acquired PDUS the first quarter of 2006 and is current operator of the Donlin Creek Project. Barrick is currently in the process of negotiating certain surface rights, which will be necessary for the operation of the Project..

2.4      Environmental

The Project has been conducting early stage baseline studies since 1996. This preliminary assessment level environmental review was based on available Donlin Creek data provided to NovaGold, the Project owners. Much of the environmental data was provided in summary form

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	2-3
Donlin Creek Gold Project	Preliminary Assessment

and geochemical review was not part of this scoping level review. These environmental baseline studies focused on:

  Air Quality;

  Wildlife and Habitation;

  Cultural Resources;

  Archaeology;

  Water Quality;

  Geological Studies; and

  Waste Characterization.

2.4.1      Regulatory Framework

The National Environmental Policy Act (NEPA) and the Council of Environmental Quality (CEQ) Regulations 40 CFR Parts 1500 – 1508 govern Donlin Creek’s Environmental Assessment process. Donlin Creek will require multiple permits, issued by both State and Federal regulatory agencies. Permits issued by Federal agencies constitute federal actions, which require review through the NEPA. NEPA requires that all elements of a project, and their cumulative impacts, be considered and evaluated to determine the most feasible and practical alternative. For a mining operation at Donlin Creek, the NEPA process will most likely require preparation of an Environmental Impact Statement (EIS).

In May 1994, President Bill Clinton issued an Executive Order that recognized the unique legal relationship with Native American Tribal governments. This Executive Order provided the ability of the Native Americans tribes to administer various programs of the Clean Air Act (CAA) and Clean Water Act (CWA). In consultation with the Alaska Department of Environmental Control it recognizes the ability of the Native American tribes to establish tribal standards under the CAA and CWA. Depending on land status and anticipated impacts, one of three Federal agencies, United States Environmental Protection Agency (USEPA), United States Army Corps of engineers (“USACE”) or the BLM will act as lead agency and will coordinate a joint federal and state process.

Upon completion of the NEPA process, a Record of Decision (ROD) will be prepared that presents the preferred alternative for the Project and the basis for the decision.

2.4.2      Permits and Process

PDUS/Barrick has maintained all of the necessary permits for exploration and camp facilities. These permits are active at the Alaska Department of Natural Resources (hard rock exploration, temporary water use), the Corp of Engineers (individual 404 and nationwide 26,), Alaska State Department of Conservation (wastewater, drinking water, food handling), the Alaska Department of Fish and Game (title 16 – fish), the Environmental Protection Agency (NPDES) and the Federal Aviation Administration (airport).

The Donlin Creek Project will require multiple State and Federal permits, approvals, licenses, and authorization from Federal, State, Local and Tribal governments. Table 2.4.2.1 provides a brief summary of the permits required for the Donlin Creek Project. Permitting will be initiated

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	2-4
Donlin Creek Gold Project	Preliminary Assessment

upon completion of a positive pre-feasibility study. Barrick has indicated that it expects the Donlin Creek Project pre-feasibility study will be complete in March 2007.

Table 2.4.2.1: Federal Agency Permit and Authorizations

Agency	Authorization
Federal
Bureau of Land Management (BLM)	Surface Estate Lease (facilities managed lands) Land Use Permit (activities on BLM managed lands) Access Right-of-Way (BLM managed lands)
Environmental Protection Agency (EPA)	CWA Section 402 NPDES Permit (discharges to waters of the U.S.) Spill Prevention Containment and Contingency (SPCC) Plan Storm Water Pollution Prevention Plan – Construction and Operations
U.S. Army Corps of Engineers (USACE)	CWA Section 404 Permit (wetlands dredge and fill) River and Harbors Act (RHA) Section 10 (structures in navigable waters) RHA Section 9 (dams and dikes in navigable waters – interstate commerce)
U.S. Coast Guard	RHA Section 9 Construction Permit (bridge across navigable waters) Marine Protection, Research, and Sanctuaries Act compliance (ocean dumping requires a permit)
Bureau of Alcohol, Tobacco, and Firearms	License to Transport Explosives Permit and License for Use of Explosives
Federal Aviation Administration	Notice of Landing Area Proposal (existing airstrip) Notice of Controlled Firing Area for Blasting
U.S. Department of Transportation	Hazardous Materials Registration
National Marine Fisheries Service	Marine Mammal Protection Act authorization (IHA/LOA)
U.S. Fish and Wildlife Service	Section 7 of the Endangered Species Act, Consultation requiring a Biological Assessment or Biological Opinion
State
Office of Project Management and Permitting	Alaska Coastal Management Program Consistency Applicability Determination
Division of Mining, Land, and Water	Plan of Operations
Reclamation Plan Approval
Mining License
Land Use Permits and Leases
Right-of-Ways, Easements, Material Sales, etc.
Certificate of Approval to Construct a Dam
Certificate of Approval to Operate a Dam
Temporary Water Use Permit
Water Rights Permit/Certificate to Appropriate Water
Tidelands Permit
Office of History and Archaeology/State Historic Preservation Office	Section 106 Historical and Cultural Resources Protection Act clearance
Office of Habitat Management and Permitting	Fish Habitat Permit Culvert/Bridge Installation Permit
Division of Water	Section 401 Water Quality Certification (CWA 404 permit)
Section 401 Water Quality Certification (CWA 402 permit)
Wastewater Disposal Permits
Non-Domestic Wastewater Disposal Permit
Storm Water Discharge Pollution Prevention Plan
Domestic Wastewater Disposal Permit
Approval to Construct and Operate a Public Water Supply System
Division of Environmental Health	Solid Waste Disposal Permits Food Sanitation Permit
Division of Air Quality	Air Quality Construction Permit (first 12 months) Air Quality PSD Title V Operating Permit (after 12 months) Air Quality permit to Open Burn

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	2-5
Donlin Creek Gold Project	Preliminary Assessment

Permitting Timeline

The following is a description of the general elements of the Environmental Impact Statement and the expected permitting timeline:

Notice of Intent, Scoping and Schedule	2007
Scoping/Issues Identification	2007
Preparation of Draft Environmental Impact Statement (DEIS)	2007
Review and Analysis by Regulators	2007
Preparation of Permit Applications	2008
Issues Resolution	2008
Preparation of Final Environmental Impact Statement (FEIS)	2008
Public Hearing and Comment	2009
Response to Public Comment	2009
Project Approval	2009

Project delays could occur due to public opposition, inefficiencies in regulator review or project changes made by the owner.

2.4.3    Risks

The development of Donlin Creek must meet strict environmental standards. Risks are categorized under governmental, technical and scientific data, and community engagement and perceptions.

Much work and data collection have been done on the many environmental aspects of the Project. The following descriptions are intended to give the reader a brief overview of the current data available for each environmental issue with comments on additional work required should the Project proceed. In general, the current level of the environmental work is acceptable for a project at the preliminary assessment stage.

Governmental

Several regulatory initiatives that are currently ongoing within the State of Alaska have the potential to influence the permitting process for Donlin Creek. These include:

1.	Revision of the Alaska Mixing Zone Regulations (Note: This revision will be required in order to permit a mixing zone for discharge in Crooked Creek); and
2.	State assumes primacy of Federal regulated NPDES program during the EIS process (Note: The risks appear low given the current negotiations between the Federal and State governments).

Additionally limited experienced personnel in the Federal and State agencies to lead a joint EIS process could result in delays or inefficiencies. Significant public response during the Project’s permitting phase could alter the permitting timeline.

These risks are deemed moderate provided a significant public outcry does not occur during the Project’s permitting phase.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	2-6
Donlin Creek Gold Project	Preliminary Assessment

Quality of the Technical and Scientific Data

Facility Footprint

Much of the scientific and technical data that has been collected prior to the finalization of the project definition. Additional studies may be required when the final footprint of the facilities are established. The current project has minimized the facilities footprint impact by using upland areas for facilities and mitigation options have not been thoroughly evaluated. Mitigation options could include habitat restoration, wetland mitigation or compensation.

Socio-environmental Studies

There is a lack of evidence of archeological, cultural resources and wildlife migration studies completed on the road or power line right of way. As required by the NEPA process an accumulative affects assessment need to be conducted prior to filing a DEIS.

Additional studies will be required to review project alternatives on stream re-routing and wetland minimization to reduce the mitigation of impacts.

Potentially Acid Generating Rock (“PAG”)

Multi-phase geochemical study have been reported by NovaGold (not available to the author) to assess the potential for acid rock drainage and metal leaching. Preliminary data reported by NovaGold in summary reports indicate that 33% of the total waste rock could be PAG with an uncertainty range of +16%. Additional studies may be required to confirm these numbers.

Any increase in the volume of PAG waste rock could alter the Project footprint and the amount of drainage water that requires collection (and potentially treating). This could result in additional project impacts, potential permitting delays and added capital and operating costs if water needs to be treated during operations.

Water Dishcharge

The facilities are designed are designed for zero discharge. This requires the separation of the facilities contact and non-contact waters. Non-contact water can be released under a stormwater permit collection. Contact water on the tailings impoundment, pit, infrastructure and waste rock dumps may require collection, recycling or treatment.

Additional optimization studies will be needed to minimize the amount of contact water that requires recycling. The treatment of contact waters during the operational phase of the Project life was not considered. If required, this would increase Project capital and operating costs.

Stream Impact

Anaconda, American and Crooked Creek will be impacted because of Project development. The pit limit has been expanded to cross Crooked Creek. Expansion of the pit limit would require the re-routing of this stream and the identification of stream impacts. The “taken” or filling of waters of the US requires a 404 permit from the United States Army Corps of Engineers (USACE). Stream and wetland compensation will be required for those waterways affected by mine development.

The risk of this consideration is high. Optimization studies are required to limit stream and wetland impacts. The mitigation of these impacts will be discussed in the EIS.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	2-7
Donlin Creek Gold Project	Preliminary Assessment

Hydrogeology

Additional technical analyses are required to assess hydrogeological conditions and the contaminant transport mechanism during operation and closure of the facility.

Additionally studies such as a numerical groundwater flow and fate transport model will be required to assess impacts. The NEPA process requires an assessment of cumulative impacts and therefore these studies will need to be advanced if the permitting timeline is to be maintained.

Community Engagement and Perceptions

Barging

The barging of fuel and or process reagents in the Kuskoskwim River could result in public opposition to the Project resulting in additional permitting requirements and/or delays. Tribal rights to hunt and gather food off the land and waterways is an important aspect. Any potential increase risk will broaden the interest in this Project. Additional opposition will result in permitting delays and added Project costs.

Alternative studies will be required to determine preferred options. Expanded community engagement and governmental affairs programs will aid in minimizing these anticipated risks.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	2-8
Donlin Creek Gold Project	Preliminary Assessment

Figure 2-1: Location Map

Source NovaGold

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	2-9
Donlin Creek Gold Project	Preliminary Assessment

Figure 2-2: Project Area Map

Lease area
Ancsa 12(a)&(b)
Ancsa 14(h)(8)
Ancsa in- lieu
Allotments
State selected
BLM
resource areas
camp
T23N, R50W
T23N, R49W
Upland Route
Modified Winter Trail
T22N, R50W
T22N, R49W
T22N, R48W
Cance Village Route
N
T21N, R50W
Crooked Creek
0 2 4
miles
kilometers
Kuskokwim R.
T20N, R50W
T20N, R49W
P St George 12/01

Source NovaGold

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	2-10
Donlin Creek Gold Project	Preliminary Assessment

Figure 2-3: Prospect Location Map

N
Dome Creek
Quartz Gulch
Dome
Quartz
Snow Gulch
Snow
Queen Gulch
Queen
Queen Gulch
Resource Area
Rochelieu
Aurora
Akivik
Vortex
400
Zone
Lewis
Far East
S. Lewis
ACMA
Nuno
American Creek
Camp
Core
RVC
Trench
Other
Donlin Creek Project
0
0.5
1
kilometers

Source NovaGold

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	3-1
Donlin Creek Gold Project	Preliminary Assessment

3      ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY AND INFRASTRUCTURE (ITEM 7)

3.1      Access to Property

The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 25km (15mi) long winter road, designated as an Alaska State Highway route and transportation corridor, accesses the property from the barge site at the village of Crooked Creek. The nearest population center is the village of Crooked Creek with a population of 145. A location map is shown in Figure 3-1.

3.2      Climate

The climate at Donlin Creek is cold and dry with temperatures ranging from -40°C to 27°C. Annual precipitation is 540mm per year with 70% (380mm) falling as rain and the remainder as snow. The rainy season is from June to September with the lowest precipitation levels occurring January through May. The Project is expected to be operational year round.

Wind direction at the closest station is from the east-southeast approximately 19% of the time, with the predominance of wind speeds ranging from 4 to 10 knots.

3.3      Physiography

The Project area is one of low topographic relief on the western flank of the Kuskokwim Mountains. Elevations range from 150m to 640m (500ft to 2,100ft). Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch and larch. Soft muskeg and discontinuous permafrost are common in poorly drained areas at lower elevations.

3.4      Infrastructure

3.4.1      Access Road

The Project requires construction of a 45km (29mi), all-weather, access road from Jungjuk Creek on the Kuskokwim River to the mine and plant site. The road is the only land access for supplies and personnel from the port facilities. The private gravel road is a two-lane road (approximately 7.5m (25ft) wide) and constructed in discontinuous permafrost. The road is a cut-and-fill design using local materials on a geotextile membrane (as required), and select mine overburden material.

The access road also services the new airport runway that will be built following initial development and mine start-up. Initial severe road use is anticipated from hauling various oversize and overweight loads during mine construction. Following initial construction, the road will see daily use from resupply trucks and fuel trucks.

Mine access roads, service roads, and haul roads connecting the waste dumps, dams, ponds, mine, and facilities will total approximately 20 - 25km. The roads will be cut-and-fill design using local materials on geotextile membrane, as required, and select mine overburden material.

The current road alignment and design criteria are sufficient to provide minimal initial access for construction and development. SRK anticipates that following initial development, increased road widths for traffic passing lanes, widened curves, and lowered grades will require additional

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	3-2
Donlin Creek Gold Project	Preliminary Assessment

capital. Road maintenance will use graders. In warm dry periods, the roads will be watered for dust control. The initial capital is included in the direct costs under the heading, Plant Site & Road, in Table 17.4.1. The sustaining capital is included as SRK-Plant and Roads in the same table. The operating costs are included in Table 17.4.1. SRK’s review concludes that sufficient initial capital is included for the access road and mine road development. Additional or sustaining capital will be required in the early post construction years to rebuild and/or modify the road due to initial sustained heavy use.

3.4.2      Water Supply

Sufficient domestic and process water is available from surface and subsurface sources.

The mill has a net negative water balance and therefore is a zero discharge facility. Mill process water is available as reclaim from the Anaconda Creek Tailings Pond.

Initial pit dewatering well flows will diminish after the first several years. Pit dewatering well water is available for use as make-up water.

Fresh water is available from pit dewatering wells and the upstream diversion dam on American Creek or from Crooked Creek. Potable water is available from existing exploration camp wells and from American Creek. Pit dewatering may have impacts to the existing domestic water supply wells.

SRK’s review concludes that sufficient capital and operating costs are included for the freshwater supply, water treatment plant, fresh water diversion dam, fire and water discharge handling systems, including pumps, barges and piping. Water consumption/generation is represented in Table 3.4.2.1.

The initial and sustaining capital and the operating costs are presented below in Table 3.4.2.2 and in Table 17.4.1.

Table 3.4.2.1: Water Consumption/Generation

Facility		60ktpd
Mill Make-up Water	1,923m3/hr	(8,470gpm)
Freshwater – Pit Dewatering	6,000m3/day	(1,100gpm)
Potable Water	0.5m3/day	per person

Table 3.4.2.2: Water Supply (US$ millions)

Item	Initial Capital	Sustaining Capital	Operating Cost
Water Treatment Plant
America Cr Freshwater Dam
Pit Dewatering Wells/Pumps	58.2	4.0m every 5 years	0.38m every year
Piping/Installation
Barges/Pumps
Firewater Storage/Discharge

3.4.3      Airport

The Project includes capital costs for construction of a new airport runway within the first several years of production. Currently a gravel runway exists at the exploration site.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	3-3
Donlin Creek Gold Project	Preliminary Assessment

Additionally, a State Airport gravel runway exists at the Crooked Creek Village, however this airport is not connected with mine operations. The new 1,800m (6,000ft) paved runway will allow passenger and freight service via 737 Combijet.

The existing gravel runway is 1,500m (5,000ft) and capable of handling a C-130 Hercules aircraft. Current ultimate pit projections undermine the existing gravel runway. The existing runway will continue in service until the new runway is completed.

The new runway will be located 14km by road west of the mine site. Extending, paving and flattening the grade for the new runway allows commercial jet service from Anchorage and Aniak. Work force rotation requires approximately two flights per week. Principally the jet will carry employees, food, and special or time-sensitive cargos. The new runway will require an access road to connect to the main access road from the port to the mine.

The capital and operating costs are presented below in Table 3.4.3.1 for both the existing gravel runway and new runway. These initial capital costs are shown in Table 17.4.1. The sustaining capital is included as SRK Airport in the same table. The operating costs are included in Table 17.4.1. The capital and operating costs are not particularly influenced by the Project production rate. SRK’s review concludes sufficient sustaining costs and operating capital for the runway and short access road from the mine access road to the paved runway. Additional sustaining capital has been added for both the initial gravel strip and then the paved runway ongoing upgrades and for ancillary facilities including tower, freight storage facilities, runway lights, runway guidance systems, and jet fuel storage and refueling facilities. The plane transport cost is included as a contract service.

Table 3.4.3.1: Airport Runways and Roads (US$ millions)

Runway	Sustaining Capital	Operating Cost
Existing Gravel Runway	0.1	0.1
Crooked Creek State Airport	0	0
Paved Runway	0.4	0.1
Paved Runway Access Road	0	0
Plane Transport Contract	0	1.5
Total Gravel Runway	0.1	1.6
Total Paved Runway	0.4	1.6

3.4.4      Material Transport

The transport of material to the mine is achieved by utilizing three separate modes of transportation: barge, truck and plane (see Figure 3-2). The majority of supplies for the Project will be purchased in the Seattle/Vancouver area and shipped via ocean and river barges. Fuel supplies will be sourced in Alaska and hauled via tanker barges.

Barge Operations

All supplies for the Project, with the exception of air-transported perishable/emergency goods, and fuel obtained in Alaska are sourced from the Seattle/Vancouver area and delivered to the site on barges. Ocean transportation will be by 5,000-10,000t barges for the journey from Seattle/Vancouver to the mouth of the Kuskokwim River at Johnson Crossing in Kuskokwim Bay. A floating lightering station comprised of two 5,000-10,000t barges will be established at Johnson Crossing and will serve as the platforms for the transfer of freight from the ocean barges to shallow-draught 1,000t river barges. The lightering station will be removed during the off-season and hauled to Vancouver or Seattle for contract work, repairs and re-stocking for the next barge season.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	3-4
Donlin Creek Gold Project	Preliminary Assessment

Barging up the Kuskokwim River (Figure 3-3) is only possible during the four months of ice-free flow, approximately June 1 to September 30. Barges will take approximately five days to make the 480mi round trip from Johnson Crossing to Jungjuk Creek. Contract barges and tugs will be used for all ocean and river transport.

The barge landing site at Jungjuk Creek is designed to facilitate a four-month barging season coupled with a nine-month minimum supply inventory. Offloading facilities for two barges will be established. Crews will work around the clock unloading the barges that will arrive at a rate of approximately 1.6 barges per day. A total of ten river barges will be required to meet the freight requirements, assuming a total round trip time of seven days, including loading and unloading.

An estimate of the quantity of material transported to the mine every year is as detailed in Table 3.4.4.1 below:

Table 3.4.4.1: Average Annual Barged Material Supply

	Construction
Material	Phase (t)	No. of Barges	Operating Phase (t)	No. of Barges
Fuel	5M gal (16,000)	25	16M gal (52,000)	80
Explosives	10,000	11	38,000	42
Mine consumables	5,000	6	4,000	5
Mill consumables	80,000	89	60,000	67
Other	35,000	39	3,000	4
Total	146,000	170	157,000	198

The majority of the supplies are transported and stored in watertight shipping containers allowing sheltered storage for extended periods of time. Loose items that require sheltered storage are housed in a warehouse at the mine site. A large lay-down area is required for the Jungjuk Creek landing site and is serviced with a fleet of four container forklifts and three flatbed, tractor-trailer trucks. A detailed site plan of the Jungjuk Creek landing has not been developed and will require a detailed engineering review of the area prior to design.

A 13M gal diesel tank farm will store nine months supply of diesel fuel for the site and will enable 200,000 gal capacity fuel barges to be unloaded efficiently using a series of pumps and pipelines. A smaller tank farm will be located at the mine site for mine and plant mobile equipment, ANFO production and emergency diesel generators.

Transport of material from the barge landing at Jungjuk Creek to the mine will be done throughout the year predominantly with 40ft long, tractor-trailer units each capable of handling 2 x 20ft or 1 x 40ft sea containers. Removable fuel cassettes will be used to transport diesel from the main tanks to the open pit fuel tanks. Based on the freight volumes listed in Table 3.4.4.1. Approximately 6,000 truckloads/yr (17/day) are required during the construction years and 6,300 (18/day) are required for the on-going operations.

The capital cost of the barge lightering station and the Jungjuk Creek landing facilities are estimated to be $60M and include all site work, buildings and mobile equipment.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	3-5
Donlin Creek Gold Project	Preliminary Assessment

Barging costs are estimated to be $350/t for the construction phase and $250/t for the operations phase and are developed from an adjusted contractor bid for trips from the Seattle/Vancouver area to the mine site.

3.4.5      Electrical Power Supply

There are three distinct phases for power supply to the Project: 1) construction; 2) grid tie-in; and 3) new coal-fired generation capability supply by Golden Valley Electric Association. The cost and timing of the three phases are shown in Table 3.4.5.1 below.

Table 3.4.5.1: Power Supply and Unit Cost by Phase/Yr (60ktpd)

		Phase 1	Phase 2	Phase 3
Phase/Years		2007-2012	2013-2015	2016 and Beyond

Power Supply		On-site Diesel	Intertie (Grid)	Coal-fired
		Generation	Connection	Plant
Unit Power Cost	$/kWh	0.34	0.11	0.06
Power Line Maint.	$M/yr	0	1.0	1.0
Capital Cost	$M	28	385	0
Power Requirement	MW	15	140	140

Phase 1: Diesel Generated Power

The existing camp facilities will continue to be supported by diesel power generation while the Project permitting process takes place. Upon receipt of the applicable permits, the construction phase of the Project begins and the site will be supported by additional diesel generators. Power consumption estimates for the construction phase are:

•	Camp and ancillary demand 5MW

•	Construction 5MW

•	Pre-strip mining (one shovel) 5MW

Total 15MW

Several options of generator size and configuration are available. For this Preliminary Assessment, it was assumed that nine (n+1) CAT 3516B generator sets rated at 1.825eMW prime power each at 480V and 60Hz will be used. The generators are housed in their own building located in close proximity to the mill and pit diesel fuel tanks.

When the grid intertie line is established, the diesel generators will be utilized as back-up emergency power in the event of an intertie power line failure. The emergency power will be used to provide indefinite back-up power to the employee camp, critical mill equipment, emergency lighting, critical pumps, water treatment facilities, heat tracing cables, communication equipment and computer systems.

Phase 2: Intertie Power

The proposed power line connecting the mine to the Anchorage-Fairbanks power grid will take an estimated seven years to complete and will be comprised of four years of permitting the power line and three years of construction.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	3-6
Donlin Creek Gold Project	Preliminary Assessment

The intertie line will run from Nenana, approximately 40mi west of Fairbanks to the minesite via a 350mi long, 230kV overhead power line. The estimated cost of the power line is $1M/mi and would be constructed using helicopters and trail access as suitable. The construction would be implemented on four fronts: N-E from Donlin; N-E from McGrath; and S-W from McGrath; and S-W from Nenana. Figure 3-1 shows the proposed route of the intertie powerline and the location of power supply phases.

There is not currently enough power in the Fairbanks-Anchorage grid to supply the +-140MW requirement of the Donlin Creek operation. Golden Valley Electric Association (GVEA) would have to add a 60MW gas turbine generator to its North Pole facility (10mi SE of Fairbanks) to meet the energy requirement. GVEA would also rely on the closure of the Fort Knox mine to obtain an additional 30MW of power for the system. If Fort Knox runs longer than expected, then GVEA would be required to build a second gas-turbine generator for the Donlin Project. GVEA currently has a permit to construct one additional 60MW gas power plant.

Phase 3: Coal-fired Power

Coal-fired power is anticipated to be phased in as a source of power for the Project upon the successful permitting of a mine-mouth coal-fired generation plant located at the Usibelli Coal Mine near Healy, Alaska. It is envisioned that the permitting and construction of the coal plant will take approximately ten years. The coal-fired plant will be permitted, funded, and operated by GVEA.

The use of coal-fired power will significantly reduce power costs over the existing intertie power sources. The coal plant is expected to produce power at $0.06/kWh versus the intertie cost of $0.11/kWh.

The Usibelli Mine has 50Mt of permitted mine reserves of “Sub-bituminous C” coal plus a significant coal resource base. Production from the mine is currently 1.2Mt per year and has the ability to expand capacity by another 1.7Mt per year. The Usibelli mine has been in operation since 1943.

It should be noted that if the intertie power line or coal-fired plant are not successfully permitted within the time frame allocated there would likely be a significant negative impact on the Project.

The capital cost of the gas turbine generator(s), transformers and the coal-fired plant will be borne by GVEA. The unit price of power, quoted by GVEA, has a capital repayment allowance built into it. The owners of the Donlin Project bear the liability of complete repayment of capital to GVEA and should the Project fail to repay the power company through on-going energy payments, then other forms of re-payment would have to be determined.

Alternative Power Generation

Several alternative energy sources may be feasible for the Project but were not included in the scope of this study. A peat-fired power plant in proximity of the Project may be possible based on potential peat resources in the area. A significant amount of work is required to verify potential positive contribution to the Project of a peat-fired power plant and understand the peat resource base, the environmental impact and the overall power production cost. Wind generation is also a possibility but only a small portion of the power requirements (approximately 20%) could be met with wind generation, if it is feasible and economic.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	3-7
Donlin Creek Gold Project	Preliminary Assessment

3.4.6      Buildings & Ancillary Facilities

A detailed design of buildings and other facilities has not yet been undertaken, but sufficient capital and operating expenditure is allotted for a typical operation of this size, complexity and location. Ancillary buildings include a diesel tank farm, generator building, accommodation for 450 employees, dry, warehouse, offices, shops, barge off-loading infrastructure, explosive magazines and security.

There appears to be sufficient space within the leased area for all planned facilities and storage areas.

3.5      Support Labor

A total support team of 161 people is required to conduct all of the support duties of the operation excluding direct mine and mill employees. Almost one-half of the 161 support staff are employed in material transport/warehousing roles, albeit that some of the positions will be seasonal as they will be associated with the heavy demands of the summer barging season.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	3-8
Donlin Creek Gold Project	Preliminary Assessment

Figure 3-1: Map of Central Alaska

Source: Expedia.com Modified by: NovaGold

Showing approximate proposed route of intertie powerline and location of power supply phases.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	3-9
Donlin Creek Gold Project	Preliminary Assessment

Figure 3-2: Material Flow Diagram

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	3-10
Donlin Creek Gold Project	Preliminary Assessment

Figure 3-3: Kuskokwim River

Showing the Lightering site at Johnson Crossing and the Jungjuk Creek offloading site.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	4-1
Donlin Creek Gold Project	Preliminary Assessment

4      HISTORY (ITEM 8)

Table 4.1 summarizes the work history of the various operators at Donlin Creek. Since 1974 Calista Corporation has held the mineral rights to the property. Since that time any work on the property has been either for or through lease agreements with Calista.

Table 4.1: Work History Summary

Year	Company	Work Performed	Results
1909 to 1956	Various prospectors	Gold discovered on Donlin Creek in	Total placer gold production of
	and placer miners	1909. Placer mining by hand,	approximately 30,000oz.
underground and hydraulic methods.
1970 to 1996	Robert Lyman and	Resumed sluice mining in Donlin area	800oz Au recovered in the first year of
	heirs	and placer mined Snow Gulch.	operation in Snow Gulch.
1974, 1975	Resource Associates	Regional mineral potential evaluation	Soil, rock and vein samples return
	of Alaska (RAA)	for Calista Corporation. Soil grid and	anomalous gold values. Trench rock
		3 bulldozer trenches dug in Snow area.	sample results range from 2ppm Au to
20ppm Au.
1984 to 1987	Calista Corporation	Minor work. Various mining company
geologists visit property.
1986	Lyman Resources	Placer drilling finds abundant gray,	Initial discovery of Far Side (Carolyn)
		sulphide-rich clay near Quartz Gulch.	prospect.
1987	Calista Corporation	Rock sampling of ridge tops and auger	Anomalous gold values obtained from
		drill sampling of Far Side prospect.	auger holes
1988, 1989	Western Gold	Airborne geophysics, geologic	Initial work identified eight prospects
	Exploration and	mapping and soil sampling over most	with encouraging geology ± Au values
	Mining Co.	of Project area. Total of 13,525m of	(Snow, Dome, Quartz, Carolyn, Queen,
	(WestGold)	D-9 Cat trenching at all prospects.	Upper Lewis, Lower Lewis and
		Over 15,000 soil, rock chip and auger	Rochelieu). Drilling at most of these
		samples collected. 947m of AX core	prospects led to identification of the
		drilling, 404m (239 holes) of auger	Lewis areas as having the best bulk-
		drilling and 10,423m of RC drilling	mineable potential.
(125 holes). First metallurgical tests
and petrographic work.
1993	Teck Exploration	1,400m of D-9 Cat trenching and two	Expanded Lewis mineralized zone and
	Ltd.	500m soil lines in Lewis area.	identified new mineralized areas within
		Petrographic, fluid inclusion and	the property.
metallurgical work.
1995 to 2000	PDUS	87,383m of core, 11,909m of RC	Discovery of American Creek Magnetic
		drilling and 8,493m of trenching.	Anomaly (ACMA) when testing an
		Environmental work.	aeromag anomaly. Numerous mineral
resource calculations.
2001, 2002	NovaGold	39,092m of core, 11,589m of RC	Expanded the ACMA resource.
drilling, 89.5m of geotechnical drilling
and 268m of water monitoring holes.
Updated resource estimate.
2003 to 2005	PDUS	25,448m of core and 5,979m of RC	Infill drilled throughout the resource area.
		drilling	Discovered a calcium carbonate resource.
2006	Barrick (In Progress)	Approximately 80,000m of core	Planned drilling programs to target
		drilling planned	resource conversion, resource expansion,
property exploration and
geotechnical/engineering issues.

4.1      1996 Work

Major activities included:

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	4-2
Donlin Creek Gold Project	Preliminary Assessment

  Building a 75-person Weatherhaven tent camp;

  Constructing a 1,500m (5,000ft) airstrip on American Ridge;

  Constructing more than 4km (2.5mi) of new road between camp and mineral prospects;

  Drilling a total of 34,995m (144 holes, both core and RC);

  Assaying more than 21,000 drill, rock and soil samples; and

  Excavating more than 2,500m of trenches for sampling and mapping purposes in southeast Lewis area.

Most core drilling was on Lewis and Queen ridges, but eight core holes were drilled on the Dome, Far Side (formerly Carolyn) and Snow prospects. Seven RC drillholes were located at the southern end of an aeromagnetic anomaly southwest and west of Lewis Ridge. Four water wells were drilled for camp and drilling purposes.

Metallurgical studies were conducted on both sedimentary- and igneous-hosted ore from the Lewis area.

4.2      1997 Work

The goal of the 1997 exploration program was to develop a structural/geologic model of the Lewis/Queen area that would assist in determining mineralization controls. The following tasks were completed during 1997:

  8,129m of RC drilling in 52 holes concentrated in wetlands and environmentally sensitive areas;

  15,771m of HQ core drilled in 67 holes across the property;

  4,222m of trenches excavated and a detailed geologic and mineralization map completed in the Lewis area;

  air-photos taken of the Donlin Creek Project area;

  25 line km of max-min (EM) geophysical survey completed in the ACMA, 400 and southern Lewis areas;

  1,800 line km of aeromagnetic survey completed at 50m line spacing and 50m elevation over the property;

  More than 600 soil samples collected in the ACMA and 400 areas;

  2,100m of 1996 and 1997 trenches reclaimed in the Lewis area; and

  Continuation of baseline environmental studies.

4.3      1998 Work

The main tasks completed in 1998 include:

  24,131m of HQ core drilled in 96 holes, mainly in the Lewis, Queen and ACMA areas (ACMA discovered when testing a magnetic anomaly);

  1,904m of trenching and mapping in the Lewis/Vortex areas and 150m of trenching and mapping in the ACMA area (includes re-trenching and re-mapping of older trenches);

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	4-3
Donlin Creek Gold Project	Preliminary Assessment

  Air-photos taken of the Donlin Creek Project area from the airstrip to Dome at 1:20,000 scale;

  Geological reconnaissance within the Donlin Creek property boundary;

  Ongoing reclamation of trenches throughout the property; and

  Continuation of baseline environmental studies.

4.4      1999 Work

Two programs were completed during 1999: an exploration drilling program focused in the ACMA/400 area, and a property-wide exploration program to locate other higher-grade prospects. Tasks and programs completed in 1999 include:

  9,189 total m of core drilled in 33 holes;

  646 soil samples and 92 rock samples collected;

  17.7km of IP and resistivity lines completed;

  2,237m of trenching and mapping (Dome, Queen, Far Side and Vortex);

  Property-wide 1:10,000 geological mapping;

  Ongoing reclamation of trenches throughout the property (900m reclaimed in 1999); and

  Continued baseline environmental studies.

4.5      2000 PDUS Work

Work during 2000 included an IP/resistivity survey and a drill program to test IP/resistivity anomalies coincident with soil geochemistry anomalies generated in the Dome-Quartz area. Tasks and programs completed in 2000 include:

  41.6km of IP/resistivity lines;

  1,403m of core drilled in 7 holes from the Dome and Quartz areas;

  Completion of a supplemental resource economic study; and

  Continued baseline environmental studies.

4.6      2001 NovaGold Work

NovaGold began fieldwork on the Project in 2001 after finalization of a joint venture agreement with PDUS. Work in 2001 included the following:

  7,403m of HQ core drilled in 42 holes from the ACMA area; and

  822m of trenching in the Lewis area.

4.7      2002 NovaGold Work

NovaGold continued work on the property in 2002 focusing on expanding both the ACMA resource and defining mineralization and new resource in adjacent prospect areas (Aurora, 400, Akivik as well as Vortex). Work in 2002 included the following:

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	4-4
Donlin Creek Gold Project	Preliminary Assessment

  39,092m of HQ core in 194 holes from the ACMA, Aurora, 400, Akivik and Vortex areas;

  89.5m of HQ core in 2 geotechnical holes from Anaconda Creek;

  11,589m of exploration RC drilling and sampling in 147 holes from the ACMA, Akivik, Aurora and Nuno areas;

  268m of RC drilling in 5 water monitoring wells;

  Resource estimation and preliminary assessment in accordance with NI 43-101 (AMEC, 2002a and 2002b);

    Measured and Indicated: 104.1Mt at 3.00gpt (1.5gpt cut-off), and

    Inferred: 129.1Mt at 3.11gpt (1.5gpt cut-off).

  Contracted an updated economic study; and

  Continued baseline environmental studies.

4.8      2003 PDUS Work

PDUS elected to return as operator in 2003 as per the joint venture agreement. Work in 2003 included the following:

  Updated the resource estimation in accordance with NI 43-101 based on NovaGold’s 2002 and previous drill programs (AMEC, 2003);

    Measured and Indicated: 117.4Mt at 2.9gpt (1.5gpt cut-off), and

    Inferred: 142.4Mt at 3.1gpt (1.5gpt cut-off).

  Calcium carbonate investigations; and

  Internal economic reviews.

4.9      2004 PDUS Work

PDUS only conducted environmental and geotechnical studies in 2004. Work in 2004 included the following:

  2,335m of RC drilling and sampling in 17 condemnation holes;

  852m of HQ core in 3 geotechnical holes;

  Geologic mapping and sampling for carbonate-rich material; and

  Continued environmental baseline studies.

4.10     2005 PDUS Work

PDUS focused on resource conversion, geotechnical investigation and environmental baseline studies in 2005. Work in 2005 included the following:

  24,596m of HQ core (resource infill, geotechnical, condemnation) in 90 holes from the ACMA, Akivik, 400 Vortex, Lewis and Far East areas;
SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	4-5
Donlin Creek Gold Project	Preliminary Assessment

  3,644m of RC drilling and sampling in 30 condemnation, water well and calcium carbonate exploration holes;

  154m in 28 auger holes for geotechnical purposes;

  22 test pits for geotechnical purposes;

  Continued environmental studies; and

  Continued internal economic reviews.

4.11      2006 Barrick Work (In Progress)

Barrick continues to focus on resource conversion, geotechnical investigation and environmental studies in 2006. The work plan for 2006 includes the following:

Approximately 70,000m of resource infill, exploration and condemnation core drilling; and

Approximately 10,000m of geotechnical/engineering core drilling.

4.12      Resource History

4.12.1 1989 WestGold

The first known resource estimate is an historical resource completed in 1989 by WestGold. No information is available regarding the personnel or methodology involved. The resource is not 43-101 compliant and no CIM definitions were used in stating the historical resource. It is not currently relevant because considerable drilling and geologic modeling has been undertaken since 1989. The historical resource was 3 million tonnes at average grade of 2.50ppm (218,908oz Au) at a 1ppm cut-off.

4.12.2    1993 Teck Exploration Ltd.

Additional drilling by Teck Exploration Ltd. resulted in an updated historical resource of 3.9 million tonnes at an average grade of 3.15gpt Au (393,000oz Au). No cutoff grade is available for the stated resource. The resource is not NI 43-101 compliant and no CIM definitions were used in stating the historical resource. It is not currently relevant because considerable drilling and geologic modeling has been undertaken since 1993.

4.12.3    2002 NovaGold

In 2002, AMEC (formerly MRDI) completed an NI 43-101 compliant Preliminary Assessment on the Donlin Creek Project (AMEC 2002a and 2002b). The resource is NI 43-101 compliant and CIM definitions were used in stating the resource. It is not currently relevant because considerable drilling and geologic modeling has been undertaken since 2002. The mineral resource as of 2002 is presented in Tables 4.12.3.1 and 4.12.3.2.

Table 4.12.3.1: January 24, 2002 Donlin Creek Measure and Indicated Resources

Cut-off	Measured			Indicated			Measured + Indicated
Grade		Grade			Grade			Grade
Au gpt	Tonnes	Au	Au oz	Tonnes	Au	Au oz	Tonnes	Au	Au oz
	(Mt)	(gpt)	(M)	(Mt)	(gpt)	(M)	(Mt)	(gpt)	(M)
1.5	6.593	3.35	0.710	97.530	2.98	9.329	104.123	3.00	10.040
2.5	3.846	4.34	0.537	48.941	4.00	6.296	52.787	4.03	6.833
3.5	2.225	5.36	0.383	24.705	5.04	4.002	26.930	5.06	4.385

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	4-6
Donlin Creek Gold Project	Preliminary Assessment

Table 4.12.3.2: January 24, 2002 Donlin Creek Inferred Resources

Cut-off Grade		Inferred
Au gpt	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)
1.5	129.144	3.11	12.921
2.5	66.984	4.20	9.043
3.5	36.806	5.22	6.183

4.12.4    2003 PDUS

In April 2003, AMEC (AMEC 2003) updated the resource estimate to include drilling information acquired since January 2002. The resource is NI 43-101 compliant and CIM definitions were used in stating the resource. It was constrained to a conceptual pit generated at a US$450/oz gold pricing. It is not currently relevant because considerable drilling and geologic modeling has been undertaken since 2003. The mineral resource as of 2003 is presented in Tables 4.12.4.1 and 4.12.4.2.

Table 4.12.4.1: April 2003 Donlin Creek Measured and Indicated Resources

Cut-off	Measured			Indicated			Measured + Indicated
Grade		Grade			Grade			Grade
Au gpt	Tonnes	Au	Au oz	Tonnes	Au	Au oz	Tonnes	Au	Au oz
	(Mt)	(gpt)	(M)	(Mt)	(gpt)	(M)	(Mt)	(gpt)	(M)
1.5	7.9	3.1	0.799	109.5	2.9	10.343	117.4	3.0	11.142

Table 4.12.4.2: April 2003 Donlin Creek Inferred Resources

Cut-off Grade		Inferred
Au gpt	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)
1.5	142.2	3.1	14.308

4.12.5    2006 PDUS

In December 2005 and January 2006, PDUS updated the Donlin Creek Project resource model to include the drilling information acquired during the 2005 PDUS drilling campaign. Kevin Francis, P.Geo., an employee of NovaGold confirmed that the resource estimate is 43-101 compliant and CIM definitions were used in stating the resource (NovaGold, 2006). The cutoff grade was calculated using a US$400 gold price and a mining operation processing 30,000 to 40,000tpd. The resource estimate was constrained to a conceptual pit generated at a US$450/oz gold price. (Table 4.12.5.1) The resource model is relevant because it is the current resource model. However, the cutoff grade is no longer relevant because this Preliminary Assessment confirms the economic viability of a higher throughput and is reflective of current gold prices.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	4-7
Donlin Creek Gold Project	Preliminary Assessment

Table 4.12.5.1: January 19, 2006 Donlin Creek Project Mineral Resource Summary @ 1.2gpt Cut-off Grade

	Tonnes	Au	Contained Au
	(Mt)	(gpt)	(koz)
1.2gpt Au Cut-off (US$400/oz Au)
Measured Mineral Resource	16.1	2.84	1,469
Indicated Mineral Resource	151.1	2.75	13,360
Measured + Indicated Mineral Resources	167.2	2.76	14,829
Inferred Mineral Resource	156.0	2.72	13,643

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	5-1
Donlin Creek Gold Project	Preliminary Assessment

5      GEOLOGICAL SETTING (ITEM 9)

5.1      Regional Geology

The Cretaceous Kuskokwim Group, a post accretionary basin-fill flysch sequence, is the dominant stratigraphic unit found in the region (Figure 5-1). Estimated to be up to 12km thick, the Kuskokwim Group consists primarily of lithic sandstone (greywacke) with lesser interbeds of carbonaceous shale and siltstone. Generally the Kuskokwim Group displays no penetrative metamorphic fabric, but does contain localized zones of open to isoclinal folds.

The Kuskokwim Group has been intruded and locally overlain by Late Cretaceous to early Tertiary intrusions, dikes, sills and subaerial volcanic rocks. Many of the dikes appear to have been emplaced along or near NE-trending extensional zones. Plutonic rocks are comprised of monzonite, quartz monzonite, syenite, granodiorite and granite, and both intrude and are overlain by coeval volcanic rocks. Higher level porphyritic rhyodacite and rhyolite dikes and sills occur throughout the region. Contacts between the igneous dikes and sedimentary rocks of the Kuskokwim Group are typically sharp and without hornfelsed margins. K-Ar ages indicate two intrusive events, one around 71 Ma and the other around 65 Ma.

The Donlin Creek Project area lies between two major NE-trending right lateral faults: the Denali-Farewell fault system to the south and the Iditarod-Nixon Fork fault system to the north (see Figure 5-1). The region contains abundant NE to ENE-trending and NW to WNW-trending lineaments that likely represent steeply dipping strike slip faults. Displacement along the main faults in the Donlin Creek regions is inferred to be right-lateral on NE structures and left lateral on NW faults. Because of the paucity of outcrop along the main faults in the region, the inferred location and sense of displacement are speculative.

5.2      Property Geology

The Donlin Creek property geology is illustrated in Figure 5-2. The main rock types are greywacke, shale and siltstone of the Kuskokwim Group and intrusive porphyry units associated with a 65 million year old igneous event. Greywacke is dominant in the northern part of the resource area (Lewis, Rochelieu, Queen, Akivik) while shale-rich areas are common in the southern part of the resource area (ACMA, South Lewis). The overall bedding strikes NW and dips 10° to 50° SW. Numerous dikes and sills intrude the Donlin Creek sedimentary rocks, with the bulk of the igneous units occurring in a NE-trending corridor about 8km long. The dikes and sills range from a few meters to more than 60m in width and are composed of porphyritic rhyodacite and rhyolite and lesser mafic units. Sills are common in the ACMA and southern Lewis areas (shale dominant stratigraphy), whereas dikes dominate in the areas to the northeast (greywacke dominant stratigraphy).

The porphyritic rhyodacite has been divided into five units (RDXB, RDA, RDXL, RDX, RDF) of similar composition and mineralogy. These units are temporally and spatially related and reflect textural and perhaps temporal variations of a related intrusive phase. Differences include amount and size of phenocrysts, fineness of groundmass and overall color. The most abundant and thickest phase is the RDX, which is characterized by abundant large phenocrysts (about 30%) in a fine-grained crystalline groundmass. RDA refers to intrusive phases that contain somewhat smaller and less-abundant phenocrysts in an aphanitic groundmass with flow banded chill margins common at contacts. RDXL is a unique-looking RDX-like unit, with phenocrysts

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	5-2
Donlin Creek Gold Project	Preliminary Assessment

occurring commonly as coarse lath-like crystals. RDXB, sometimes called blue porphyry because of its dark grey to bluish grey groundmass, typically contains large (>1cm) feldspar phenocrysts. RDF is a fine-grained porphyritic felsic unit with fine phenocrysts in an aphanitic groundmass. It is interpreted to represent the earliest phase of the felsic intrusive activity.

Mafic dikes and sills occur throughout the property. They are less common than the felsic intrusive rocks and generally are highly altered. They appear to be the oldest intrusive phase in the property.

High- and low-angle, NNE- and NW-trending faults reflect the dominant structural trends. These major structures, formed as a result of NNE directed compressional events, are clearly evident in the property geology and aeromagnetic data. Mineralization is structurally and lithologically controlled along NNE-trending extensional zones and is best developed where those zones intersect favorable host lithologies such as felsic intrusive dikes and sills and greywacke. Mineralization occurs within a pronounced NE-trending aeromagnetic low that is related to a low magnetic signature in the intrusive rocks, magnetite destructive alteration and thermal metamorphism of the surrounding sedimentary rocks.

5.3      Deposit Geology

5.3.1     Stratigraphy

A rough stratigraphy for the Cretaceous Kuskokwim Formation occurring within the Donlin Creek resource area was developed in 2002 and is shown below in Table 5.3.1.1.

Table 5.3.1.1: Generalized Stratigraphy of the Donlin Creek Project

Assigned Nomenclature	Principal Rock Type	Apparent Thickness
‘Upper Greywacke’	Greywacke	100+ meters - open up
‘Upper Siltstone’	Siltstone/Shale	50m
‘Main Greywacke’	Greywacke	80m
‘Main Shale’	Shale/Argillite	to 140m (with sill thicknesses incl.)
‘Basal Greywacke’	Greywacke	200+ meters, open down

There is considerable complexity within this sequencing. Transition zones of rhythmically inter-bedded shales and sandstones are common, making absolute stratigraphic breaks difficult to determine.

Numerous thin ash units varying in width from a few millimeters to as much as 10cm occur throughout the section but are best preserved within low energy shale and argillite intervals such as the Main Shale.

The overall stratigraphic section dips moderately to the south but locally is folded along EW to NNW fold axes as a consequence of N to NNE directed compression. Low to moderately N-dipping reverse faults formed in response to compression ramp-up fold hinges along competency boundaries between shale and greywacke-dominant sections. In general, the low angle reverse faults result in only minor steepening of the stratigraphy adjacent to the faults.

5.3.2     Local Lithologies

Age relationships of the various intrusive phases at Donlin Creek show a narrowly confined period of intrusive emplacement during the upper Cretaceous in a NNE-directed, regionally

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	5-3
Donlin Creek Gold Project	Preliminary Assessment

compressive regime. A wide variety of intrusive phases of generally felsic composition, form a complex pattern of anastomosing sills and dikes within that compressive regime. Table 5.3.2.1 summarizes the current nomenclature and apparent temporal relationships between the various intrusive units.

Table 5.3.2.1: Intrusive Lithologies within the Donlin Creek Resource Area

Name	Code	Relative Age
Blue Porphyry	RDXB	Youngest
Aphanitic Flow-banded Porphyry	RDA	ê
Lathe-rich Porphyry	RDXL	ê
Crystalline Porphyry	RDX	ê
Fine-grained Porphyry	RDF	ê
Mafic Dikes	MD	Oldest

In a few local instances there appear to be discrepancies in these observed relationships, particularly between RDX and RDXL, which seem to have some temporal overlap. There are a few instances where RDX appears to cut earlier RDXL.

The ACMA, South Lewis, Aurora, 400 deposits are hosted mainly in multiple felsic sill phases intruding a dominantly shale sedimentary sequence (Figure 5-4). All five intrusive phases are present. A low angle reverse fault (Lo fault) extends across the resource area from ACMA to South Lewis cutting those deposits. This fault may have played a role in controlling intrusive extent in these areas.

The North Lewis, Queen, Rochelieu, Vortex and Akivik deposits are hosted mainly in multiple felsic dike phases, intruding a predominately greywacke sedimentary sequence (‘Basal Greywacke’), (Figure 5-3).

NovaGold believes the Donlin Creek geology to be well understood and able to provide a basis for resource estimation.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	5-4
Donlin Creek Gold Project	Preliminary Assessment

Figure 5-1: Donlin Creek Regional Geology

After Miller et al, 2000

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	5-5
Donlin Creek Gold Project	Preliminary Assessment

Figure 5-2: Main Trend Geology

Piekenbrock and Petsel, 2003

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	5-6
Donlin Creek Gold Project	Preliminary Assessment

Figure 5-3: Donlin Creek Resource Area Geology

Piekenbrock and Petsel, 2003

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	5-7
Donlin Creek Gold Project	Preliminary Assessment

Figure 5-4: ACMA Geologic Section – 40400E

Piekenbrock and Petsel, 2003

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	6-1
Donlin Creek Gold Project	Preliminary Assessment

6      DEPOSIT TYPES (ITEM 10)

Two distinct styles of gold-rich mineralization (Dome-Duqum style and ACMA-Lewis style) occur within the Donlin Creek trend. The Dome-Duqum mineralization, an early, high-temperature porphyry style, is characterized by fracture-controlled stockwork, laminated quartz-only veins containing varying proportions of Cu, Zn, Bi, Ag, Te, Se and local native gold mineralization. Silicification is locally associated with the veins. This style of mineralization occurs in the northern part of the property at the Dome and Duqum prospects and is not a part of the current resource estimate (Figure 5-2). Contact metamorphism (hornfelsing) of the sedimentary rocks adjacent to host intrusives is common in areas containing this style of mineralization. Cross-cutting relationships were established in trench mapping during the 1999 field season that indicate the relative older age of the Dome mineralization.

The ACMA-Lewis style of mineralization is consistent with an epithermal gold model reflecting a later low-temperature, low-sulfidation epithermal system. This system constitutes the main mineralizing event at the Donlin Creek property and is the sole style of mineralization within the current resource area. The ACMA-Lewis style of mineralization, characterized by an Au-As-Sb-Hg geochemical signature, consists of sheeted quartz and sulphide only veinlets and abundant disseminated arsenopyrite. The bulk of the gold occurs in the lattice structure of arsenopyrite. Stibnite, realgar and native arsenic are commonly observed associated with zones of higher-grade gold mineralization but do not appear themselves to host any significant gold mineralization compared to arsenopyrite. Disseminated gold-bearing arsenopyrite can also be found adjacent to veinlets and veinlet zones as broad selvages as well as in fracture/contact zones within structurally favorable lithologies. Mineralization is best developed within the intrusive rocks and to a much lesser extent, the sedimentary rocks particularly the more massive greywacke. Sedimentary units in areas of ACMA-Lewis mineralization typically show no contact metasomatic effects.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	7-1
Donlin Creek Gold Project	Preliminary Assessment

7      MINERALIZATION (ITEM 11)

Gold mineralization at Donlin Creek is primarily structurally controlled along NNE-trending extensional zones and is best developed where those zones intersect favorable host lithologies, specifically intrusive dykes and sills, and greywacke. Disseminated mineralization is also present with highest concentrations typically adjacent to veinlets and veinlet zones.

The resource area contains multiple veinlet types of slightly different mineralogic characteristics which represent an alteration and mineralization paragenesis developed from a single hydrothermal fluid. The earliest gold-bearing mineralization occurs as sulphide-rich, (pyrite dominant) quartz-poor veins (V1) progressing into a quartz-dominant (with variable arsenopyrite) vein phase (V2) that with further development transitions to veins containing native arsenic, stibnite and realgar (V3) and lesser quartz. The last phase of veining consists of a more broadly oriented carbonate-quartz vein set (V4) and has the lowest gold grade of vein types. Some cross cutting relationships have been documented to verify the relative ages of the vein types. Though individual veinlets are typically thin (< 1cm), vein density can range up to 5-10 veins/m.

The orientation of the mineralized veinlets typically subparallels the main compressive structural regime axis (NNE). The V1-V3 vein sets increase markedly in gold grade while maintaining a generally consistent NNE-strike and SE-dip (Table 7.1) . Table 7.1 shows the consistency of orientation and changing grade among the various vein types in the mineralization at Lewis and ACMA.

Table 7.1: Vein Type Grade and Orientation for the Donlin Creek Deposit

	Dominant	Grade*	Average Orientation	Relative
Vein Type	Mineralogy	Au (gpt)	(azimuth/dip)	Age
V1	Sulphide	2.7	020/67	Oldest
V2	Quartz-Sulphide	3.9	022/68	ê
V3	NA, St, Re	7.4	028/72	ê
V4	Carbonate	0.6	028/65	Youngest
* Represents average of 1-3m core samples containing veins of the respective vein type.
Note: Results are from combined data of the 2002 and 2001 NovaGold vein orientation studies.

Zones of veining, and associated sulphide mineralization, occur throughout the resource area. Vein zones can range from 2m-35m in width and are characterized by multiple vein types that can exhibit slightly varying orientations even though the general trend of the zones is consistently NNE with a SE dip.

Vein zones occur within larger, continuous zones, or mineralized “corridors”, throughout the resource area. Within the ‘corridors’, intrusive rocks are typically altered to ammonia illite with intense and more structured or crystalline illites associated with higher-grade zones of mineralization. Broad haloes of admixed illite and kaolinite surround the illite-rich mineralized corridors and show no significant grade.

The mineralized zones in ACMA exhibit the strongest vertical continuity within the resource area with mineralization occurring over a vertical extent of +400m (depth of current drilling). Mineralization remains open to depth.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	8-1
Donlin Creek Gold Project	Preliminary Assessment

8      EXPLORATION (ITEM 12)

Two major exploration/drill programs were conducted within the resource area at Donlin Creek between 2002 and 2005; one by NovaGold (2002) and the other by PDUS (2005). Both programs are discussed below.

8.1      2002 NovaGold

NovaGold exploration work in 2002 consisted of diamond core drilling (39,092m) and RC drilling (11,589m). Drilling occurred throughout the resource area but was concentrated in the western part of the resource area centered on ACMA. The purpose of the program was to extend known mineralized zones and potentially define new zones. A reverse circulation drill was used primarily to explore for zones of new mineralization with follow-up core drilling to better define the mineralized ones. The program was successful in expanding mineralization beyond the ACMA and 400 areas resulting in the discovery of the Aurora and Akivik zones. The initial step-out drilling was based on an approximate 100m x 100m grid spacing with a subsequent 50m x 50m drill spacing dependent on initial results. The majority of core holes were drilled to the north and inclined at 60° from horizontal to better intersect both sill contacts and veinlet zones.

NovaGold also re-logged select pre-2001 core holes in order to develop an updated lithology and structure model. These data aided in planning the exploration drilling. The drilling was done by T and J Enterprises (rotary reverse circulation) and Boart Longyear (core) under the direction of NovaGold and is described in more detail under section 9 of the Preliminary Assessment.

8.2      2005 PDUS

The PDUS exploration work in 2005 consisted of infill diamond core drilling (24,596m) and RC drilling (3,644m). The majority of the core drilling was done in the Lewis and ACMA areas in order to reduce drillhole spacing in select areas containing inferred resource. A rough 80m x 60m grid for the new in-fill holes was used. This spacing proved optimal using the existing drillholes. Core holes were drilled westerly with an average inclination of 60° from horizontal to best intersect vein zones mineralized corridors.

The drilling was done by T and J Enterprises (rotary reverse circulation) and Boart Longyear (core) under the direction of PDUS and is described in more detail under Section 9 of the Preliminary Assessment.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	9-1
Donlin Creek Gold Project	Preliminary Assessment

9      DRILLING (ITEM 13)

9.1      2002 NovaGold

NovaGold completed extensive drilling throughout the resource area in 2002 with core drilling totaling 39,092m in 194 drillholes and reverse circulation (RC) drilling totaling 11,589m in 147 holes.

Core holes ranged in depth from 17m to 572m and averaged 201.5m. The program utilized four diamond drill rigs contracted from Boart Longyear, and used standard wireline equipment and HQ diameter core. Drilling was well supervised, the sites were clean and safe, and work was efficiently conducted.

Holes were primarily drilled at a declination of between 60° and 70° and oriented to the north to optimize intersection of both sill and mineralization corridors. Down-hole surveys were taken about every 30m using a reflex camera.

The RC holes ranged in depth from 30.5m to 140m and averaged 79m. The program utilized a single RC drill contracted from T and J Enterprises, a Montana-based drill company. The RC drilling was well supervised, the sites were clean and safe, and work was efficiently conducted.

Drillhole collars were located respective to a property grid. Proposed drillhole collars were located using a Garmin GPS while final, completed collars were surveyed with an Ashtech GPS utilizing post-processing software for ±0.1 m accuracy. The Project uses the UTM coordinate system.

Standard logging and sampling conventions were used to capture information from the drill core and, where applicable, RC chips. The core was logged in detail using paper forms with the resulting data entered into the main database (Access© database) either by the logging geologist or a technician. Five types of logged data were captured in separate tables: Lithology, Mineralization, Alteration (visual), Structural and Geotechnical. Remarks for each were also captured. Data for the Lithology table was recorded in a two to four letter alpha code representing each of the identified lithologic units. The Mineralization table captured visual percent veining (by type) and sulphide mineralogy (pyrite, arsenopyrite, stibnite and realgar). The Alteration table captured specific alteration features including iron oxides and carbonate alteration using a qualitative scale. Structural data capture included the type of structure and their orientation measurements relative to core axis. In addition numerous oriented core measurements in select core holes were determined using clay-impression methodology. The Geotechnical table records percent recovery and RQD for the entire hole, and fracture intensity where warranted. The protocols and coding are similar to those used by PDUS during its drilling campaigns.

In the fall of 2001, a preliminary study of alteration variability was undertaken on hand samples using a PIMA short-wave infrared spectrometer (SWIR). Based on those results, a PIMA was again utilized in early 2002 to ascertain alteration mineralogy in relation to detailed logging observations, as well as, assay and geochemical results. That study successfully demonstrated that SWIR spectrometry was efficient in defining alteration assemblages controlling the distribution of gold grade.

A more serviceable, high throughput ASD SWIR spectrometer was subsequently used in 2002 in order to collect alteration data for the entire Donlin Creek resource area. Virtually all core holes

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	9-2
Donlin Creek Gold Project	Preliminary Assessment

within the ACMA, Aurora, 400 and Akivik areas, including core from previous drill campaigns, were analyzed using the spectrometer during the 2002 field season. A significant portion of drill core from the South Lewis and Vortex areas has also been completed.

Drill core has been well handled and is currently maintained on site at Donlin Creek. Data collection was found to be consistent from hole to hole and between different loggers. Core recovery in the intrusive units, both where mineralized and unmineralized, was excellent, usually exceeding 90% and often reaching 100% recovery. Recovery in the shale dominant sediments was more variable, ranging from 80% to >95%. Overall, the 2002 drill program and data capture were conducted in a competent manner.

9.2      2005 PDUS

The 2005 PDUS drilling program at Donlin Creek utilized both core and RC drills. Core drilling totaled 24,596m in 90 drillholes whereas reverse circulation (RC) drilling totaled 3,644m in 30 holes.

Core drilling focused on in-fill drilling primarily in the ACMA and Lewis areas. Core holes ranged in depth from 79m to 544m and averaged 273m. The program utilized three diamond drill rigs contracted from Boart Longyear, and used standard wireline equipment and HQ diameter core. Drilling was well supervised, the sites were clean and safe, and work was efficiently conducted. Most holes were oriented in a NW orientation and drilled at a declination of between 50° and 60°.

The RC holes ranged in length from 102m and 201m, and averaged 121.5m. As in 2002, both drill programs were well supervised, the sites were clean and safe, and work was efficiently done.

Down-hole and collar survey methods, logging conventions and data entry procedures were the same as used in 2002. Alteration data was again collected using an ASD SWIR spectrometer. Core recovery was excellent. Overall, the 2005 drill program and data capture were conducted in a competent manner.

9.3      2006 Barrick Drilling

Barrick is midway through a 80,000m drilling program exceeding including mostly infill drilling but also including some exploration and geotechnical drilling. The infill program is targeted at upgrading inferred resources. Once the program is complete, NovaGold will update the geologic model and the resource estimate toward the end of 2006.

Barrick is using the same sample preparation, handling, and security policies used by PDUS and NovaGold. A rigorous QA/QC program including blanks, standard reference material and duplicate samples is being utilized by Barrick. This is the same protocol utilized by PDUS and NovaGold to ensure that the assay lab is operating in control.

Drill hole assay composites for the 1995-2005 drilling campaigns are attached as Appendix C. The composites were calculated using drilled length and may or may not represent true width of the drilled mineralized zone.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	10-1
Donlin Creek Gold Project	Preliminary Assessment

10      SAMPLING METHODOLOGY & APPROACH (ITEM 14)

The sampling protocol for both the 2002 NovaGold and 2005 PDUS programs was the same. For core, the logging geologist marked the sample intervals, typically 2m in length within major rock types (intrusive vs. sediment). Due to rheology differences of the various rock types sample intervals were broken at main lithologic contacts and locally at significant mineralization changes. Sample intervals could be extended to 3m in weakly to unmineralized core. Both sample intervals used are well within the width of the average mineralized zone in the resource area. Typically the entire hole was sampled with the exception of a few holes that encountered significant intercepts of unmineralized shale/siltstone. Core recovery was good to excellent resulting in quality samples with little to no bias. This sampling approach is considered sound and appropriate for this style of gold mineralization. The majority of the core drilling was focused within the resource area specifically for geologic control and to best define zones of mineralization for the resulting resource estimate

After logging, the core was digitally photographed and cut in half using diamond core saws. Specific attention to core orientation was maintained during core sawing to ensure the best representative sampling. One-half of the core was returned to the core box for storage at site and the other bagged for sample processing.

RC samples were continuously collected during drilling at 1.524m (5ft) intervals using a standard rotary sample splitter. A roughly 25% split of the total drilled material was collected for analysis. RC drilling was predominantly used on the margins of the resource area mainly for exploration/condemnation purposes.

Significant 2m composited assays for the Donlin Creek Project are shown in Appendix C. Only values greater than 3gpt Au are shown.

There are no known drilling and/or recovery factors that could materially impact accuracy.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	11-1
Donlin Creek Gold Project	Preliminary Assessment

11      SAMPLE PREPARATION, ANALYSES & SECURITY (ITEM 15)

11.1      Prior to 2005

Sample preparation, quality assurance and quality control for assays prior to 2002 were analyzed by AMEC and reported in their March 2002 Technical Report (AMEC, 2002b). Samples drilled in 2002 were analyzed by AMEC and reported in their July 2003 Prefeasibility Update report (AMEC, 2003). AMEC determined the assays and the database was suitable for resource estimation. No sample collection occurred within the mineral resource areas between 2003 and the beginning of 2005.

11.2      2005

Sample preparation and analyses were consistent for both the 2002 NovaGold program and the 2005 PDUS program.

Initial sample preparation, for both core and RC samples, was done at site utilizing the same sample protocol method PDUS established during its earlier campaigns. Sample preparation was conducted and supervised by employees of PDUS. In 2005, the sample preparation lab was under the control of PDUS. This initial sample preparation entailed the following steps:

1.	The entire sample is dried in an oven heated to 85°C to 90°C for 12 hours.

2.	The sample is put into trays for processing through a jaw crusher. The sample tag stays with the sample.

3.	Blank samples (one of the three QA/QC control samples) are inserted into the sample stream (see 6. below).

4.	The sample is put through the jaw crusher where the end product passes 70% minus 10 mesh (2mm).

5.

The sample is then passed through a riffle splitter four to six times to obtain a suitable amount of sample (150g to 300g, usually in the low 200s). The final fraction is put into a pulp bag and marked, and the remainder is put back into the original sample bag.

6.

Two additional control samples, Standard Reference Material (SRM) and a duplicate, are inserted at this stage. Control samples (SRM, duplicate, blank) are included in every batch of samples (20 samples per batch). The SRM is already processed to a pulp and is inserted as approximately 50g amounts. The blank is prepared by processing a sample from a bin of gravel-size crushed rock by passing it through the jaw crusher and riffle- splitting to approximately 200g. When a duplicate is required, the sample is passed through the riffle splitter once, and each half is split again to obtain an approximate 200g sample. The sample process lab is kept very clean and orderly, and all equipment is well maintained.

The sample shipment procedure is as follows:

1.	Boxed coarse sample splits were flown from the Donlin camp to Aniak via Vanderpool Flying Service and delivered to Frontier Flying Service.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	11-2
Donlin Creek Gold Project	Preliminary Assessment

2.

Samples were then shipped from Aniak via Frontier Flying Service to the ALS Chemex lab facility in Fairbanks, Alaska. All sample shipments were accompanied by a Frontier Flying Service waybill. This allowed tracking of every sample from the time it left camp until it was received by ALS Chemex.

3.

Sample numbers were entered into the ALS Chemex database in Fairbanks prior to shipment of the samples to the ALS Chemex laboratory in North Vancouver, British Columbia, where they are pulverized and analyzed.

Once at the Vancouver ALS Chemex laboratory the samples were pulverized into a pulp (to better than 90% minus 150 mesh, or 100µm) and analyzed by a 1-assay ton method, wherein a 29.17g sub-sample was taken from the pulp sample, fire assayed and analyzed using an atomic absorption spectroscopy (AAS) finish. Samples that assayed 10 g Au/t or more were re-assayed by a fire assay/gravimetric finish (2002 NovaGold) or an “ore grade” AAS technique (2005 PDUS). ALS Chemex is a nationally certified laboratory.

Rigorous quality assurance programs were in place for virtually all the samples to be used in the ACMA and Lewis mineral resource estimate. PDUS created four in-house control standard reference materials or standards. Two were used consistently throughout PDUS’s earlier campaigns and NovaGold’s 2001-2002 work: Geological Gold Standard C and Geological Gold Standard D. These standards were made according to an accepted methodology of homogenization and round-robin assaying. The certification process was supervised by PDUS’s assay team. One or both standards were inserted in all batches, depending on the range of expected values.

The two PDUS standards were exhausted during the 2005 PDUS program necessitating the purchase of additional standard material. Three standards were acquired: two from Analytical Solutions Ltd. (Oreas 6Pb and Oreas 7Pb) and one from CDN Resource Laboratories Ltd. (CDN-GS-3). These standards were also made according to an accepted methodology of homogenization and round-robin assaying.

The performance of the standards was monitored and batches that fell outside of accepted limits were reassayed and the original assays were replaced. An exception to this protocol was made for batches containing negligible gold values. Overall, with monitoring, the assays were kept within acceptable limits and demonstrating of assay process.

Duplicate samples (coarse rejects prepared at site) were used to evaluate the analytical laboratory’s sample preparation and analytical precision. The scatter about 0% relative difference is symmetric, suggesting no bias in the assay process. As such, NovaGold considers the duplicate program to have performed well and to indicate good reproducibility of the gold values.

Blanks samples were included to check for the presence of contamination in both sample preparation and assaying. PDUS had collected a large container of uncrushed unmineralized gravel for use as the blank material. Almost all values (>99%) lie below 0.10gpt Au and average of 0.007gpt Au. The blank sample program worked well and demonstrates negligible contamination in the sample preparation process.

The results of the Donlin Creek quality assurance programs using coarse reject duplicates, blanks and SRM and the review of sampling procedures, security and analytical procedures

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	11-3
Donlin Creek Gold Project	Preliminary Assessment

demonstrated to SRK that the quality of the assay database is sufficient for use in estimating mineral resource.

NovaGold Resources Inc.	12-1
Donlin Creek Gold Project	Preliminary Assessment

12      DATA VERIFICATION (ITEM 16)

12.1      Prior to 2005 Campaign

As a test of data integrity, the data used to estimate the January 2002 Donlin Creek mineral resources reported in the February and March 2002 Technical Reports (AMEC 2002a, and 2002b), and July 2003 mineral resource update (AMEC, 2003) were checked several ways. AMEC concluded that the assay and survey database used for the Donlin Creek mineral resource estimation was sufficiently free of error to be adequate for resource estimation.

AMEC initially conducted a 5% check of randomly chosen drill holes in each of the ACMA and Lewis regions and checked gold values against the original electronic assay certificates. No errors were uncovered. AMEC also checked the down-hole survey data. Camera shots were read for the check drill holes and compared to those stored in the resource database. A significant transcription error rate was found in all regions. As a result, NovaGold instituted a 100% check of the camera shot readings. AMEC re-checked the survey data after this work was completed and found no errors. Collar coordinates were checked against the database entries. AMEC checked three randomly chosen drill collars with a GPS unit. Readings obtained matched those entered in the database.

12.2      2005 Campaign

NovaGold conducted a 100% check of 2005 drillhole Au assays within the resource area against electronic assay certificates. An error rate of less than 1.5% was uncovered. NovaGold also checked all 2005 collar and down-hole survey data. Electronic downhole survey files were read for the drillholes and compared to those stored in the resource database.

Kevin Francis, P.Geo, verified the integrity of the 2005 data for the January 20, 2006 Donlin Creek Technical Report and determined it was sufficiently free of error to be adequate for resource estimation.

The resource model used for this SRK Preliminary Assessment is unchanged since the January 20, 2006 Donlin Creek Technical Report. No revalidation of the data is warranted.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	13-1
Donlin Creek Gold Project	Preliminary Assessment

13      ADJACENT PROPERTIES (ITEM 17)

Information on adjacent properties is not applicable to this Preliminary Assessment.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	14-1
Donlin Creek Gold Project	Preliminary Assessment

14      MINERAL PROCESSING & METALLURGICAL TESTING (ITEM 18)

14.1      Metallurgical Test Work

Metallurgical testing of the Donlin Creek mineralized zones has been ongoing for the past decade. The test results to date support the process flow sheet summarized in this section. The following laboratories have performed metallurgical tests on samples of the Donlin Creek resource:

  PDUS, Inc. – general amenability tests;

  Newmont Mining Corporation – flotation with nitrogen;

  Hazen Research, Inc. – flotation, CIL, and grindability;

  G&T – batch flotation concentrates for tests by Dynatec;

  Dynatec – pressure oxidation (POX) tests and CIL;

  AMTEL – mineralogical characterization of gold occurrence;

  SGS Lakefield – grindability and separation of pyrite/arsenopyrite;

  Polysius Corp. – high-pressure grinding roll evaluation; and

  Dorr-Oliver EIMCO – tailings thickening.

The behavior of the material to be concentrated can be characterized as follows:

  It is medium-hard with a BWi of approximately 15kWh/t;

  The gold occurs interstitially in arsenopyrite and is very refractory;

  Little or no gold is associated with pyrite;

  There is no visible free gold;

  The sulfides are susceptible to rapid surface oxidation;

  The sulfide sulfur content is low, less than 1.5% S=;

  The arsenic content averages about 0.37% As;

  The carbonate content is less than 4% CO3; and

  The natural pH is in the range 7.0 - 8.0.

The intrusive material is more responsive to sulfide concentration by flotation than the sedimentary rock type is and, following oxidation, the sulfide concentrate from the intrusive rock type is more amenable to cyanidation by CIL. Flotation in the absence of oxygen, Newmont’s “N2TEC” technology, typically yields 3% higher recovery on intrusive material and 7% on sedimentary. Overall recoveries through cyanidation of the oxidized flotation concentrate using N2TEC were 90 - 95% on intrusive and 71 - 79% on sedimentary with an expected average of 90.6% recovery to doré on a calculated blend of 81.3% intrusive and 18.7% sedimentary.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	14-2
Donlin Creek Gold Project	Preliminary Assessment

14.2      Process Description

The process flowsheet envisioned begins with tertiary crushing followed by primary ball milling. However, consideration should also be given to SAG milling of coarse ore with pebble crushing and secondary ball mills since tertiary crushing of damp sticky ore can be difficult and primary ball mills do not perform well on particles coarser than 12mm. Single-stage flotation using nitrogen as the aeration medium would produce a sulfide concentrate that would be oxidized in an autoclave, and then fed to a conventional CIL circuit, followed by refining of precious metals to produce doré containing about 81% Au and 19% Ag. Acid generated during oxidation would be partially neutralized with alkaline flotation tailings, then fully neutralized with lime. A cryogenic oxygen plant would supply oxygen to the autoclave and nitrogen to the grinding mills and flotation cells. A schematic of the process flowsheet is shown in Figure 14-1.

14.3      Process Design Criteria

From the metallurgical testwork the following process design criteria have been determined:

  Average ball mill work index = 15;

  Flotation feed size = 80% passing 74µ (200-mesh);

  Weight recovery into a flotation concentrate = 12 - 18%;

  Autoclave conditions: 50 minutes at 220ºC and 325psig with oxygen;

  CIL parameters: pH 10.5 and 2.7kg NaCN/t concentrate for 40 hours;

  Overall gold recovery to doré = 90.6%;

  Doré composition = 81% Au + 19% Ag; and

  Final tailings thickener underflow density = 50% solids.

14.4      Power Requirements

The processing facility will consume more electrical energy per tonne of mill feed than a conventional CIL plant due to the demands of the main air compressor in the oxygen plant (about 20kW per daily tonne of oxygen capacity). Total power requirements are summarized in a separate section of this Preliminary Assessment.

14.5      Process Labor Requirements

A facility treating 60ktpd of Donlin Creek ore will require a total of 176 staff and hourly personnel as presented in Table 14.5.1 below:

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	14-3
Donlin Creek Gold Project	Preliminary Assessment

Table 14.5.1: Process Labor Requirements, 60ktpd

Position	Units
Process Manager	1
Chief Metallurgist	1
Metallurgists	3
Chief Assayer	1
Assayers	18
Refiners	4
Process General Foreman	1
Process Shift Foremen	8
Maintenance General Foreman	1
Maintenance/Electrical Foremen	3
Operators and Laborers	84
Mechanics, Electricians, Instrument Technicians	51

14.6      Conclusions & Recommendations for Additional Testwork

The property has various ore types that have very different metallurgical that likely affect mine planning and more detailed scheduling may aid the economics.

Two corporate laboratories and five contract laboratories, all highly reputable, were responsible for various metallurgical testing programs as summarized at the beginning of this section. Usually, tests were conducted on blended composites of Donlin Creek drill core or RC samples that had been crushed to pass a 10-mesh (1.651 mm) sieve aperture. Composites were assayed in duplicate or triplicate using standard fire assay procedures or fire assay with an AAS finish. Trace element determinations were made by ICP.

In most instances, flotation feed pulps were prepared by batch grinding in a laboratory ball mill to a product size of 80% passing 200-mesh (0.074 mm). Flotation tests were conducted in batch aerated cells with sample capacities of 500 grams and 1,000g and typically at an initial pulp density of 20 to 35% solids. With the exception of recent preliminary tests that employed re-flotation of rougher concentrates under alkaline conditions to separated pyrite from auriferous arsenopyrite, flotation only produced rougher concentrates. Flotation tests using nitrogen as the aeration medium were carried out in hooded cells receiving pure nitrogen gas under a positive pressure.

Given the intimate association of gold and silver with arsenopyrite, direct cyanidation of both untreated samples and flotation concentrate resulted in less than 10% of the precious metals dissolving during cyanidation. Batch autoclave oxidation tests and continuous multi-compartment tests led to the prediction of 50 minutes retention time at 220ºC and 325 psig with oxygen as preferred design conditions.

Cyanidation of the oxidized flotation concentrates was effected in small agitated vessels and in aerated bottles at typically ambient conditions. The results of this work led to selection of pH 10.5 and 2.7kg NaCN per tonne of concentrates for process design criteria at a total CIL residence time of 40 hours.

All laboratories did not necessarily rely on the same analytical procedures for test products, but dried samples were typically pulverized in a ring-and-puck apparatus, then blended and bagged prior to analysis. Weighed portions were either digested and the solutions analyzed by AAS or they were fire assayed with or without an AAS finish. Test products’ weights and assays were then used to compute a calculated head assay, which could be compared with the head assay of

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	14-4
Donlin Creek Gold Project	Preliminary Assessment

the composite to assess reliability of test results. In nearly all cases, agreement was within a few percent – well within industry standards.

Some sense of the degree to which samples submitted for metallurgical testwork are representative of the resource can be derived from the fact that most of the composites tested had head assays that compared well with a predicted life-of-mine grade of 2.17gpt Au. Perhaps of greater significance to a metallurgist is the fact that the samples tested were all extremely refractory, ensuring that the intended treatment flowsheet should be effective even if the gold exhibits variable behavior during the project’s life. As a final point, there was no visible gold in the samples that were characterized mineralogically and duplicate assays revealed no evidence of a nugget effect.

Since nearly all of the gold is associated with arsenopyrite and essentially none is with pyrite, separation of pyrite from arsenopyrite in one or more stages of cleaning, perhaps after regrinding of the rougher concentrate, should be studied. If this could be done without sacrificing a significant amount of gold, the sizes of the oxidation autoclave and the oxygen plant could be reduced, along with proportionate reductions in requirements for electrical energy and lime. On the other hand, rejection of pyrite from the rougher concentrate might increase the acid generating potential of the tailings.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	14-5
Donlin Creek Gold Project	Preliminary Assessment

Figure 14-1: Process Flowsheet

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-1
Donlin Creek Gold Project	Preliminary Assessment

15      MINERAL RESOURCE ESTIMATE (ITEM 19)

15.1      Introduction

The current resource estimates at Donlin Creek, presented in Table 15.1.1, are based on the PDUS Donlin Creek Project 2005 Mineral Resource Estimation Update Report, December 2005 (the “PDUS Report”).

It should be noted the Inferred category of mineral resources, as listed in table 15.1.2 below, are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is absolutely no certainty that the resources listed in Table 15.1.1 below will lead to an economically viable project. The mineral resources have been classified using logic consistent with the CIM definitions incorporated in NI 43-101. The mineralization of the Project satisfies sufficient criteria to be classified into Measured, Indicated and Inferred resource categories. Based upon a processing throughput rate of 60ktpd and a gold price of US$500, a cutoff grade of 0.76gpt is reasonable. A tabulation of this resource model was the subject of a NovaGold press releases dated August 24, 2006 and August 31,2006 slight differences are due to differences in mine design software packages.

Kevin Francis P.Geo., an employee of NovaGold, is the qualified person responsible for this resource estimate.

Table 15.1.1: Measured and Indicated Mineral Resources at Various Au Cut-off Grades

Cut-off	Measured			Indicated			Measured + Indicated
Grade		Grade			Grade			Grade
Au gpt	Tonnes	Au	Au oz	Tonnes	Au	Au oz	Tonnes	Au	Au oz
	(Mt)	(gpt)	(M)	(Mt)	(gpt)	(M)	(Mt)	(gpt)	(M)
0.5	21	2.4	1.6	213	2.2	15.4	234	2.3	17.0
0.6	21	2.5	1.6	207	2.3	15.3	227	2.3	16.9
0.7	20	2.5	1.6	200	2.4	15.1	220	2.4	16.7
0.76*	20	2.56	1.6	196	2.39	15.0	215	2.4	16.6
0.8	19	2.6	1.6	193	2.4	14.9	212	2.4	16.5
0.9	18	2.7	1.6	184	2.5	14.7	202	2.5	16.3
1	18	2.7	1.5	175	2.6	14.4	193	2.6	15.9
1.1	17	2.8	1.5	166	2.7	14.1	183	2.7	15.6
1.2	16	2.9	1.5	157	2.7	13.8	173	2.8	15.3
1.3	15	3.0	1.5	148	2.8	13.4	163	2.8	14.9
1.4	14	3.1	1.4	140	2.9	13.1	154	2.9	14.5
1.5	14	3.2	1.4	132	3.0	12.7	145	3.0	14.1
* 0.76gpt Au Base Case

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-2
Donlin Creek Gold Project	Preliminary Assessment

Table 15.1.2: Inferred Mineral Resources at Various Cut-off Grades

Cut-off Grade		Inferred
Au gpt	Tonnes (Mt)	Grade Au (gpt)	Au oz (M)
0.5	248	2.2	17.5
0.6	241	2.2	17.4
0.7	233	2.3	17.2
0.76*	227	2.34	17.1
0.8	223	2.4	17.0
0.9	213	2.4	16.7
1	202	2.5	16.4
1.1	189	2.6	15.9
1.2	179	2.7	15.5
1.3	167	2.8	15.1
1.4	157	2.9	14.6
1.5	146	3.0	14.1
* 0.76gpt Au Base Case

The resource estimation methodology and resulting model are based on the following aspects:

  For the geologic model, ten mineralized domains were designed: Five in the intrusive dikes and sills and five in the sediments;

  For the mineralization model Probability Assisted Constrained Kriging (“PACK”), mineralized areas were designed by a combination of higher assay grades and illite alteration. A semi-automated approach based on results of indicator kriging was used;

  The orientations of the best directions of continuity have been guided by the geological controls on the mineralization. Geologists have identified corridors of mineralization throughout the area of interest aligned at an azimuth of approximately 20°, dipping 70° to the southeast; and

  The variogram models were derived from gold grades above 1.5gpt.

15.2      January 2006 Technical Report

In January 2006, NovaGold authored a Technical Report on the Donlin Creek Project which updated the resource with geologic and assay information obtained during the 2005 drilling campaign. The report has been summarized as follows.

The mineral resource estimates for the Donlin Creek Project were calculated by PDUS. The estimates were made from 3-dimensional block models utilizing PDUS’s in-house mine planning software (OP). Industry-accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging. Acceptable mineralized envelops were defined through PACK. This method limited the waste intervals of the intrusive units at ACMA from diluting the grades in the mineralized regions and honored the significant contribution of greywacke-hosted mineralization together with mineralized felsic intrusive units at Lewis. Extreme high gold grades were capped (in the 2m composite database).

Reasonableness of grade interpolation was reviewed by visual inspection of sections and plans displaying block model grades, drillhole composites and geology. Good agreement was

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-3
Donlin Creek Gold Project	Preliminary Assessment

observed. Global and local bias checks in block models, using nearest-neighbor estimated values versus the ordinary kriged values, found no evidence of bias.

The logic for mineral resource classification of ACMA and Lewis was consistent with the CIM definitions referred to in NI 43-101. The Indicated mineral resource category is supported by the present drilling grids over the ACMA and Lewis deposits (nominal 25m to 35m). The Measured mineral resource category is supported only in localized areas of the two deposits within intrusive that have a nominal drill grid spacing of about 15m. Inferred mineralization is limited to a reasonable expectation of mining by a preliminary US$450/oz Au pit shell.

The mineralization of the Donlin Creek Project as of January 19, 2006, is classified as Measured, Indicated and Inferred Mineral Resources. The classified Mineral Resources are shown in Table 15.2.1. NovaGold selected a cut-off grade of 1.2gpt Au as being representative of the large-scale open pit mining operation that would potentially be economic at gold prices of US$400/oz Au gold and constrained by a US$450/oz conceptual open pit.

The 2006 mineral resource estimates for Donlin Creek Project show an increase in resources over the April 2003 mineral resource estimates. This increase is the cumulative result of increases in gold price assumption and change in processing throughput rate.

Table 15.2.1: Donlin Creek Project Mineral Resource Summary @ 1.2gpt Cut-off Grade as of January 19, 2006

	Tonnes	Au	Contained Au
	(Mt)	(gpt)	(koz)
1.2gpt Au Cut-off (US$400/oz Au)
Measured Mineral Resource	16.1	2.84	1,469
Indicated Mineral Resource	151.1	2.75	13,360
Measured + Indicated Mineral Resources	167.2	2.76	14,829
Inferred Mineral Resource	156.0	2.72	13,643

15.3      Resource Validation

The following validation exercises were carried out on the block model:

  Review of the estimation methodology;

  Checks of the estimation parameters used in the estimation process;

  Checks of the PACK mineralization model, including a comparison with the geology model;

  Comparison of local “well-informed” block grades with composites contained within those blocks; and

  Comparison of average assay grades with average block grade estimates along different directions – swath plots.

SRK reviewed the basic concepts behind the resource estimation methodology. The mineralization model, cutting of high-grade outliers, estimation parameters and resource classification as described in the PDUS Report. SRK concluded that the methodology and results are reasonable and based on industry-accepted methods (i.e. CIM compliant) and possibly conservative in terms of contained metal at the 0.76gpt Au cutoff grade. Nevertheless, some

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-4
Donlin Creek Gold Project	Preliminary Assessment

aspects of the methodology should be reviewed in future resource estimate updates. A detailed discussion of the potential improvements to the methodology and implications thereof is presented in Section 15.4 of this Preliminary Assessment.

Estimation parameters described in the PDUS Report were compared with the parameters actually used for the estimation (runstreams). Search ellipsoids in some mineralized domains are not aligned with modeled anisotropy axes. The differences could be 5° to 10° in plunge. Normally, there is a perfect alignment between the search ellipsoid axes and the modeled anisotropy. These differences may result from estimation test runs that have not been discussed in the PDUS Report. Overall, no inaccuracies have been noted.

PACK mineralized envelopes within which resource estimates have been made have been defined as presented in the PDUS Report, with one exception. According to the report, in the Lewis Intrusive domain, probability thresholds more than 0.33 were used for the definition of the mineralized domain. However, it appears that block estimates have been made for probabilities as low as 0.20. In addition, approximately 2000 blocks have been estimated in areas with missing PACK values. This difference between the reported and the actual mineralized envelopes should be further investigated.

Figure 15-1 shows a comparison of the local “well-informed” estimated block grades with composites contained within those blocks in the Lewis domain. On average, the estimated block grades are almost identical to the composite assays. In addition, the estimated block grade estimates are smoother than the assay grades. This is indicated by the thick white line. The thick white line that runs through the middle of the cloud is the result of a piece-wise linear regression smoother. Generally, at lower concentrations the estimates are higher and at higher concentrations they are lower. As expected, this behavior is similar for all other domains with the average composite grades being very similar to the average estimated grades.

The last check involved calculating de-clustered average assay grades and comparing them with average block estimates along east-west oriented swaths, north-south oriented swaths and horizontal swaths. As shown in Figure 15-2 in the Lewis Intrusive domain the average composite assay grades and the average estimated grades are similar in all directions. The same can be shown in all other domains.

Overall, the resource validation showed that the current resource estimates are unbiased and based on parameters described in the PDUS Report. Notwithstanding this unbias, there are some aspects of the estimation methodology, which merit further investigation and are discussed in the following section.

15.4      Opportunities and Risks

Several elements of the estimation methodology have a substantial influence on the final estimated tonnage and grade. In particular, definition of the PACK mineralized envelope, orientations of best directions of continuity and variogram models. During the Preliminary Assessment considerable time has been spent by both NovaGold and SRK to assess dilution during mining. A short discussion of the results is presented below.

15.4.1    PACK Mineralized Envelopes

The mineralized envelopes have been developed to assist in the estimation process. The extent and shape of the envelopes is very much dependent on the indicator variogram models chosen

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-5
Donlin Creek Gold Project	Preliminary Assessment

which depends on the final probability thresholds used. Although the actual indicator variogram models have not been presented, there is some indication from the almost isotropic search envelopes that the indicator variogram models are also close to isotropic. This is particularly true in the Lewis Intrusive domain. If this is the case, this is not representative of the current understanding of the controls of the mineralization at an azimuth of approximately 20°, dipping 70° to the southeast.

Properly designed mineralized envelopes should include most of the metal at a reasonable cut-off grade (CoG). In other words, if estimates are made without the envelopes the estimated metal content should be similar to the envelope restricted metal content. It appears that at Donlin Creek this is not the case. SRK re-estimated the resources in the Lewis and the ACMA domains with the parameters specified in Pass I (Table 10 in the PDUS Report). First, the resources were re-estimated within the PACK mineralized envelopes as in 2005, and from the data that belonged to the envelopes. Second, the resources were re-estimated with the same parameters but with the PACK envelopes removed, and from all data, including those outside the envelopes. The results indicate that up to 8% more metal could be gained at a 1.2gpt cut-off without the mineralized envelopes. At lower cut-offs this potential metal increase will be higher. Naturally, when the mineralized envelopes are not used, estimated grades at higher cut-offs will be lower. Part of the metal is probably gained from areas that should have been estimated even with the envelopes applied. This was a semi-automatic procedure that in some instances produced islands of “waste” within the mineralized envelopes (see Figure 15-3).

A potential methodology that could be used to better assess the grades could include three zones: "well mineralized", "weakly mineralized" and "unmineralized". In the estimation of each zone the data could be used from the next zone, but not the unmineralized zone.

This approach would create a block model where grade smearing is constrained, but with minimal use of hard boundaries during the estimation.

It should be emphasized that the final probability thresholds chosen for the mineralized envelopes were defined in 2005 and based on a somewhat lower gold price. In the present evaluation, the actual grade threshold considered for mining has been reduced from 1.2gpt to 0.76gpt. Therefore, potential ore will be found in areas that have not been previously estimated.

15.4.2    Orientation of Best Direction of Continuity – Geological Controls

In the current model, gold mineralization is considered to be lithologically and structurally controlled. In other words, the intrusive dikes and sills are preferred hosts to mineralization, where they are transected by a number of north-northeast trending structural corridors (elevated vein frequency). The current estimate uses a global anisotropy oriented north-northeast, which is parallel to the dikes and structural corridors, but transects the perpendicular sills. This configuration allows optimal treatment of grade continuity within the dikes, but depending on the relative strength of the lithological versus structural controls on mineralization, may under-represent the mineralization in the sills.

The potential control of the perpendicular sills should be supported by experimental variograms of grade continuity. However, variogram maps provided in the PDUS Report do not convey any compelling evidence for a preferred direction of grade continuity, in a north-northeast or any other direction. Given that the dikes and sills are perpendicular to each other, preferential mineralization along each of these units may cancel out anisotropic behavior in either direction.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-6
Donlin Creek Gold Project	Preliminary Assessment

This could be tested with dike- and sill-specific variogram models. It is unknown whether or not this was done.

A further consequence of the orthogonal relationship may be a poor correlation between the modeled mineralized envelope and the sills. Examination of the mineralized envelope relative to the geology model revealed some indication that different anisotropies were used locally. Figure 15-4 shows an abrupt change in the interpolation direction across a north-dipping fault. The anisotropy changes from vertical in the footwall to south dipping in the hanging wall. This configuration successfully captures the change in dip of the sills in most sections, and supports the interpretation of preferred mineralization in the sills. However, the same figure shows a spurious extension of a south-dipping portion of the mineralized envelope beyond a vertical dike (Figure 15-4). These features are not described in any of the reports that SRK reviewed.

15.4.3    Variogram Models

The variogram models have been defined on a high-grade sub-population of composite assays above 1.5gpt. This leads to very short ranges of continuity in the first structure model of around 6.0m. The use of a high-grade sub-population as the basis for variogram analysis usually leads to a model that has a higher nugget effect and a shorter range of influence. Both of these factors tend to make the kriged estimate move closer to the overall average. It would be useful to revisit this approach, especially in view of the new, lower cut-off values considered for mining. It is possible that the effect of changes to the variogram models are not substantial, but it would still be worth studying how the resources would change with the modified ranges of continuity, based either on a lower threshold for a high-grade sub-population or based on all of the data.

15.4.4    Resource Classification

The current resource classification is based on a combination of search ellipsoid radii, octant information and distance to the nearest drillhole. Potential blocks that could be assigned to measured or indicated categories were estimated from the first estimation pass with the longest search radii at 45-50m. Based on octant information, only the interpolated blocks with a minimum of two drillholes were assigned to one of the two categories. A small proportion of extrapolated blocks were assigned to the measured or indicated resource categories if the nearest drillhole was within 75% of the longest search radius.

This approach is based on search ellipsoid radii that in turn are based on ranges of continuity from variogram models. Modeled ranges of continuity are quite often used in the industry as first pass indicators for resource classification. As discussed in Section 15.4.3 there is some uncertainty regarding the actual ranges of grade continuity in the modeled domains. There is a strong possibility that the current variogram model ranges of continuity are too short. If that were the case, then a consistent approach would require an increase of the search ellipsoid radii in the first pass and this would result in a potential increase in the indicated resource.

In the current estimates almost 50% of the resource has been assigned to the inferred category. A potential for re-assignment of some of that resource to the indicated category could be pursued in two ways. First, the resource classification could be assisted with results from indicator kriging (IK). With the experience gained by using IK to create the PACK envelopes it would be relatively straightforward to run IK at a 0.76gpt cut-off. The results from the IK could be interpreted as a probability that a block is in fact part of the economic resource. Only those blocks with a higher chance of being economic could be classified as measured or indicated.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-7
Donlin Creek Gold Project	Preliminary Assessment

Second, repeated simulation of block grades could provide a very good tool for resource classification.

15.4.5    Level of Smoothing

Block estimated grades should not only be unbiased but should also exhibit a variability comparable to the SMU grade variability expected during mining. Current resources and subsequent assessments of the level of smoothing are based on 10 x 10 x 5m blocks. PDUS assessed that there is an acceptable level of smoothing within the intrusives whereas the estimates in the sediments appeared a bit too smooth in comparison with the theoretical volume-variance model. The assessment may be substantially different if a different variogram model is applied. Following up on a discussion in Section 15.4.3 it is entirely possible that longer ranges of continuity with lower nugget effects could be justifiably modeled. The lower nugget effect would increase the variability of theoretical block estimates, and potentially be indicative of too smooth estimates both in the intrusives and the sediments.

PDUS’s conclusions will have to be re-assessed not only because of the potential modifications to variogram models but also because of a potential increase in the size of the SMU blocks. PDUS’s mine plan called for a 40,000tpd pit while the NovaGold/SRK plan uses 60ktpd. The increase in the production may require bigger equipment and an increase in the SMU block size. In summary, it is recommended that the variability of block estimates be re-assessed based on updated variogram models and potentially an updated SMU block size.

15.4.6    Dilution

NovaGold assessed the extent of dilution by checking composite assay grades on either side of the mineralized-unmineralized contact (Donlin Creek Dilution Grade, August 23, 2006 memo). The contact was evaluated from mineralized envelopes provided by PDUS. NovaGold concluded that in the sediments the dilution grade will be 0.61gpt and in the intrusives the dilution grade will be around 1.1gpt.

SRK approached the assessment in a similar manner. As in the NovaGold study, composite assay grades on either side of the mineralized-unmineralized contact were checked, with one important difference. Instead of using the mineralized envelopes provided by PDUS, the actual resource block model was used as an indicator of the boundary along which dilution will take place. Each composite assay grade can be located either within an estimated block or within a block that has not been estimated. General changes in grade between the composites in estimated blocks and the composites in immediately adjacent unestimated blocks in both the sediments and the intrusives are shown in Figure 15-5. The dilution grade from 1m of contact waste rock would probably be not much different from the grade indicated in Figure 15-5 at 0.0 distance. SRK is of the opinion that direct comparison based on actually estimated and unestimated blocks better reflected dilution grade that may take place during mining. This grade was assumed to be 0.62gpt as in the base case mine plan. NovaGold’s higher dilution grade was used as part of a sensitivity analysis.

15.4.7    Upside Resource Potential

In addition to the resources currently contained in the US$500 pit, considerable potential exists to expand those resources beyond the current measured, indicated and inferred gold resources. A prime example of this potential is demonstrated where the principal ore-hosting sill package reaches a slightly overturned position along the southern limb of the Donlin anticline and

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-8
Donlin Creek Gold Project	Preliminary Assessment

continues to carry significant mineralization to depth below ACMA as well as along strike both east and west. Mineralization remains strong along the southern margin of the ACMA deposit and exhibits significant quantities of stibnite, realgar and native arsenic along with concomitantly higher gold grades. Gradients in the grade and intensity of mineralization are gradual and highlight the potential to expand the resource both laterally and at depth below the US$500 pit.

In light of the continuity mineralization which remains open at depth and marginally from the currently defined resource, and the continuity of the ore-hosting sills which have been demonstrated to extend over 3km in strike, a nominal 200m extension pit has been modeled around the base case US$500 pit as a reasonable target for exploration immediately adjacent to the current Donlin resource.

Within the 200m extension around the Base Case US$500 pit, an additional 202-268Mt of potentially mineralized material having a grade of 2.2gpt to 2.4gpt gold is projected based on PDUS’s lithologic modeling. Within the Base Case US$500 pit, 49% of all intrusive material is mineralized. The potential quantity and grade of this mineralized material is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. A range of the potential mineralized material in the 200m pit extension is presented in Table 15.4.7.1 below.

Table 15.4.7.1: Exploration Opportunity of the Expansion Pit

	% Mineralized	Potential Grade	Potential Mineralized	Potential Gold Content
	Intrusive Rock	(Au gpt)	Tonnage (Mt)	(Moz in situ)
Low Range	37%	2.2gpt to 2.4gpt	202	15
High Range	49%	2.2gpt to 2.4gpt	268	20

In addition to the resource potential occurring in the immediate vicinity of the Base Case US$500 pit, a number of conceptual targets exist to the east of the ACMA deposit and south of the Lewis deposit. One of the principal controls for high grade at Donlin Creek is the intersection between feeder dikes and sills. These intersections form curvilinear shapes crossing the paired Donlin syncline and overturned anticline. At ACMA, the intersection of the RDXL feeder dike with sills in the overturned Donlin anticline localizes higher-grade material, probably due to increased fluid flow through increased tensional fracturing at the intersection. The RDXL intersection is one of the fundamental spatial controls of the ACMA deposit. Three analogous structural targets similar to this ACMA intersection exist in the quadrant south of Lewis and east of ACMA and remain untested. The Lewis Vortex and Rochelieu areas occur at the intersection of the other feeder dikes with the sill package on the northern limb of the Donlin syncline but drilling has yet to pursue these three intersections south, and at depth, across the Donlin anticline.

Importantly, the recently drilled DC06-1144 in East ACMA area lies just 250m west of the next such structural intersection on the southern limb of the Donlin anticline to the east of ACMA. DC06-1144, which collared within the edge of the base case resource pit, cut 194m grading 3.64gpt Au including six intervals beyond the resource pit totaling 115m grading 3.62gpt Au and bottoming in mineralization. The drill hole provides direct evidence that mineralization of significant width and grade projects to this intersection, which is as yet untested.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-9
Donlin Creek Gold Project	Preliminary Assessment

Throughout the Donlin Creek Joint Venture Property additional exploration targets remain to be tested and include:

  The Western Magnetic anomaly a NNE-trending low aeromagnetic anomaly occurring to the west of the Lewis and north or Akivik. The anomaly, which is approximately 150m wide by 3500m long, has had two exploration holes to date. DC97-383 and DC97-384 drilled west of Queen on a coincident Au and As soil anomaly within the magnetic low intersected rhyodacite dikes returning grades of 11m of 3.05gpt Au and 11.2m of 3.04gpt Au, respectively;

  The Duqum prospect southwest of Dome Ridge where three drill holes totaling 1043m were completed in 1997 testing coincident Au, As and Hg soil anomalies. Drill highlights include DC97-387 with 8m of 3.5gpt Au, DC97-388 with 14m of 4.5gpt Au and DC97-389 with 10m of 4.0gpt Au and 20m of 3.4gpt Au;

  The Dome area approximately 4km north of ACMA where nine core holes were completed in mineralization developed in a coarser-grained deeper-seated porphyritic rhyodacite. Drill highlights include DC96-250 with 99m of 2.1gpt Au and DC97-392 with 64m of 2.8gpt Au and 97.9m of 3.0gpt Au; and

  The Far Side target consisting of a zone of NW and NE-trending rhyodacite dikes on the NW limits of the known mineralized system has been explored by three drill holes totaling 735m. Results include DC96-254 with 16.8m of 4.47gpt Au; DC96-255 with 16.0m of 2.49gpt Au and DC96-256 with 15.6m of 5.85gpt Au.

The potential quantity and grade of this mineralized material is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

15.5      Conclusions

SRK reviewed the basic concepts behind the resource estimation methodology. The mineralization model, cutting of high-grade outliers, estimation parameters and resource classification as described in the PDUS Report were examined. Furthermore, actual estimation runs were checked against the parameters presented in the report. In addition, local “well-informed” block grades were compared with composites contained within those blocks. All composite assays grades were also compared with all block estimates along different directions, swath plots.

SRK concluded that the methodology was reasonable and based on industry-accepted methods. Nevertheless, some of the aspects of the methodology should be reviewed in future resource estimates. Potentially, mineralized envelopes, orientations of best directions of continuity, and variogram models should be reviewed. The highest impact for resource estimates is probably associated with the definition of the mineralized envelopes. Re-defining the envelopes may lead to an overall higher estimated metal content at ore cut-offs. Some SRK comparisons made in the Lewis and ACMA domains on estimates with mineralized envelopes removed suggest that up to 8% more metal could be gained at a 1.2gpt cut-off. At lower cut-offs this potential increase may be higher. The increase would be associated with somewhat lower estimated grades and higher tonnage than presented in the current model.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-10
Donlin Creek Gold Project	Preliminary Assessment

The mineral resources have been classified using logic consistent with the CIM definitions incorporated in NI 43-101. The mineralization of the Project satisfies sufficient criteria to be classified into Measured, Indicated and Inferred resource categories. Based upon a processing throughput rate of 60ktpd and a gold price of US$500/oz, a cutoff grade of 0.76gpt is reasonable. A tabulation of this resource model constrained within a conceptual open pit based on a gold price of US$500/oz was the subject of a NovaGold press releases dated August 24, 2006 and August 31, 2006 and slight differences are due to differences in mine design software packages.

Based on the fact that 49% of all intrusive material within the pit model is mineralized, there is a potential within the 200m extension for an additional 202 –268Mt of potential mineralized material having a grade of 2.2gpt to 2.4gpt gold. The potential quantity and grade of this mineralized material is conceptual in nature, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

The qualified persons are not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, mining, metallurgical, infrastructure, or other relevant issues that may have a material impact on mineral resources.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-11
Donlin Creek Gold Project	Preliminary Assessment

Figure 15-1: Comparison of Block Estimates with Composite Assays in the Lewis Domain

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-12
Donlin Creek Gold Project	Preliminary Assessment

Figure 15-2: Declustered Average Composite Grades Compared to Block Estimates in the Lewis Intrusive Domain

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-13
Donlin Creek Gold Project	Preliminary Assessment

Figure 15-3: Example of the Mineralized Envelope and Block Estimates

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-14
Donlin Creek Gold Project	Preliminary Assessment

Figure 15-4: North-Northeast Trending Section through ACMA Area (Looking SE)

Showing relationship between sills (blue) and mineralized envelope (magenta = intrusive -hosted, green = sed-hosted). Assay composites are shown as red points. Note abrupt change in anisotropy, across the fault in the center of image, from moderately south dipping to vertical. Also note the south-dipping extrapolation of the intrusive-hosted envelope to the south of a vertical sill (right side of image).

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	15-15
Donlin Creek Gold Project	Preliminary Assessment

Figure 15-5: Changes in Composite Assay Grades

At contact between estimated an unestimated blocks.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	16-1
Donlin Creek Gold Project	Preliminary Assessment

16      ADDITIONAL REQUIREMENTS FOR DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES (ITEM 25)

Information regarding additional requirements for development properties and production properties is not applicable to this report.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-1
Donlin Creek Gold Project	Preliminary Assessment

17      OTHER RELEVANT DATA & INFORMATION (ITEM 20)

17.1      Mine Operation

This Preliminary Assessment is based on mining of the Donlin Creek deposit at a processing rate of 60ktpd. The size of the Donlin resource, combined with the seeking the most efficient mining operation possible and maintaining reasonable vertical advance rates made the 60ktpd rate appropriate. 60ktpd (or about 21Mtpy) would put the Donlin Project in a high-medium sized class for gold mines. All of the technology, methods and equipment chosen for the mine are industry-standard and well proven.

To meet the processing rate, the total mining rate for ore and waste averages 330ktpd and reaches approximately 450-500ktpd in some years. Relatively high mining rates and low mining costs are achieved by utilizing the some of the largest mining equipment presently available to the industry. The study envisages a fully owner operated project.

The Preliminary Assessment mine plan is based on Donlin Creek data provided to NovaGold by the Project manager over the course of project analysis, knowledge of the property by NovaGold staff, and general industry experience at other large-scale open pit operations by the study team. Specific Donlin Creek data utilized for mine planning includes a geological model of the deposit, a draft November 2005 PDUS preliminary assessment report, and a number of site drawings.

The Preliminary Assessment reported herein is preliminary in nature and applies value to inferred resources, so is not adequate for estimation of Donlin Creek ore reserves. Approximately 50% of the total Donlin Creek resources are in the inferred category. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mined reserves. There is no certainty that the Preliminary Assessment will be realized. A pre-feasibility or feasibility study based only on measured and indicated resources is required to determine mineral reserves.

Preliminary Assessment mine planning and costing was prepared by NovaGold consultant GR Technical Services (“GRTech” or “GRTS”) and reviewed by SRK. SRK is in general agreement with the approach taken and assumptions made by GRTS during the preparation of the mine plan as discussed below.

Mining costs were done on a first principles basis and are detailed in Appendix B.

17.1.1    Pit Optimization

Lerch-Grossman pit optimization was conducted by GRTS with MineSight’s MSEP software, based on a gold price of $500/oz. Other optimization parameters were derived partially from previous studies and include:

  Marketing, refining, and shipping costs/deductions of $2.83/oz;

  Mine operating costs of $0.88/t of rock mined, excluding rehandling;

  Process costs of $9.58/t milled;

  Process recovery averaging 90.6% but variable by block. Process recovery by mineralization type averages as follows;

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-2
Donlin Creek Gold Project	Preliminary Assessment

    ACMA intrusives: average 96% recovery,

    ACMA sediments: average 87% recovery,

    Lewis intrusives: average 89% recovery, and

    Lewis sediments: average 84% recovery.

  Pit slopes ranging from 30° to 48° depending on azimuth, with flatter slopes in the NE and SW.

Based on the above revenue and cost assumptions a marginal net smelter return (NSR) cut-off value of $10.99/t excluding royalties was derived, which equates to a CoG of approximately 0.76gpt Au in situ. The optimum breakeven pit shell, where revenue equals cost on an incremental basis, was chosen to guide ultimate pit design. Two smaller internal pit shells, generated with lower gold prices, were chosen to guide stage pit designs.

17.1.2    Pit Design

The Donlin Creek deposit is composed of two connected zones: Lewis in the northeast and ACMA to the southwest. Utilizing three pit optimization shells as guides, three stage pits were designed for each zone. A seventh stage pit was designed to mine the “pillar” between the zones and achieve the ultimate pit configuration. The ultimate pit configuration is shown in Figure 17-1. Further detail on staged pits can be found in the GRTS report, presented in Appendix B.

The conceptual stage and ultimate pits designs are based on 15m waste mining benches and catchberms at 30m vertical intervals. The haulage ramps are 34m wide with a 10% gradient. In lower benches with less traffic, 24m wide single lane ramps are utilized. The conceptual pit designs are considered adequate for scoping level assessment. During subsequent project analysis further mine planning will be necessary to resolve a number of residual access and scheduling issues.

17.1.3    Mineable Quantities

This scoping-level assessment of Donlin Creek is preliminary in nature and includes inferred resources, so is not adequate for ore reserve estimation. The preliminary mineralization quantities above cut-off grade within the ultimate pit are referred to as Run of Mine (RoM) in this section. Approximately 50% of total RoM, mill feed, and contained and recovered gold is founded on inferred resources.

Cut-off Grade

The cut-off value utilized in this Preliminary Assessment is $10.99/t NSR on an undiluted basis, which equates to a CoG of 0.69gpt recoverable gold or approximately 0.76gpt Au in situ.

Dilution

It is expected that approximately 1m of contact waste rock will dilute the RoM blocks. Based on an analysis of the RoM block waste contact area this 1m contact dilution equates to 12.8% dilution on a tonnage basis. Due to the grade interpolation procedure only some of the waste blocks, generally those within the mineralized dykes and sills, have grades assigned. Based on a statistical analysis of these waste block grades and extrapolating results to all waste adjacent to RoM blocks, it was estimated that dilution will grade 0.62gpt Au. Mining dilution is therefore estimated at 12.8% at a grade of 0.62gpt.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-3
Donlin Creek Gold Project	Preliminary Assessment

Mining Losses

Mining losses are estimated at 3%. This represents isolated mineralized blocks that will likely not be recovered, losses associated with selectively mining ore on 7.5m benches versus the 5m high blocks utilized in the resource model, and occasional misdirected truckloads.

An analysis of drillhole composites adjacent to mineralization-waste contacts indicates that the mineralized envelopes utilized to constrain block model grade interpolation may be too restrictive, especially considering the lower CoGs utilized in this scoping study. A new block model based on less constrained grade envelopes may contain additional mineralization that would help offset mining losses.

Stage Pit Quantities

Contained quantities in the stage pits are summarized in Table 17.1.3.1, and include 12.8% dilution at 0.62gpt Au and 3% mining losses as per Base Case.

Table 17.1.3.1: Mineable Quantities

								Stripping
Stage	RoM Quantity*		Recovery	Contained	Recovered	Total Mined		Ratio
						Waste	Ore+Waste
Pit	Mt	gpt Au**	%**	Au, Moz*	Au, Moz*	Mt	Mt	waste t:ore t
ACMA Stage 1	80	2.73	93.6%	7.0	6.5	257	336	3.2
ACMA Stage 2	114	2.20	93.9%	8.1	7.6	632	745	5.5
ACMA Stage 3	23	2.00	95.0%	1.5	1.4	244	266	10.7
Subtotal	216	2.37	93.9%	16.5	15.5	1,132	1,349	5.2
Lewis Stage 1	65	2.09	87.1%	4.4	3.8	126	191	1.9
Lewis Stage 2	102	2.00	87.1%	6.6	5.7	230	332	2.3
Lewis Stage 3	80	1.96	87.5%	5.0	4.4	508	588	6.4
Subtotal	247	2.01	87.2%	16.0	13.9	864	1,111	3.5
Stage 7	19	1.75	89.7%	1.1	0.9	96	115	5.1
Total	482	2.16	90.6%	33.6	30.4	2,092	2,574	4.3
* Approximately 50% RoM quantity and contained and recovered gold is founded on inferred resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mined reserves. There is no certainty that the Preliminary Assessment will be realized.
** Au grades & recoveries approximate - need confirmation

For the purposes of this Preliminary Assessment it is assumed that 33% of the pit waste rock is potentially acid generating (PAG) and 67% is not acid generating (NAG).

17.1.4    Mine Production Schedule

The mine production schedule based on Table 17.1.3.1 quantities is summarized in Table 17.1.4.1.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-4
Donlin Creek Gold Project	Preliminary Assessment

Base Case

Table 17.1.4.1: Mine Production Schedule

	RoM	Waste	Total Mined	RoM	Total		Mill Feed
	Production	Stripping	RoM+Waste	Rehandle	Hauled	Quantity	Au Grade	Recovery
Period	kt	kt	kt	kt	kt	kt	gpt	%
PPN-2	1,572	9,828	11,400	-	11,400	-	-	-
PPN-1	6,288	39,311	45,599	-	45,599	-	-	-
Year 1	46,876	99,993	146,870	40	146,910	21,910	2.67	87.0%
Year 2	39,930	106,349	146,279	621	146,900	21,900	3.01	86.5%
Year 3	27,512	119,398	146,910	-	146,910	21,910	2.91	93.5%
Year 4	28,558	133,350	161,909	-	161,909	21,910	3.22	93.6%
Year 5	26,320	135,588	161,908	-	161,908	21,910	2.90	93.8%
Year 6	61,329	120,365	181,694	176	181,870	21,870	2.83	86.5%
Year 7	35,117	126,939	162,056	-	162,056	21,910	3.26	89.5%
Year 8	26,905	137,137	164,041	-	164,041	21,890	2.33	93.5%
Year 9	21,905	108,701	130,605	5,741	136,346	21,900	2.15	93.0%
Year 10	6,788	137,909	144,697	17,202	161,899	21,900	1.61	88.8%
Year 11	24,487	97,422	121,909	-	121,909	21,910	2.88	94.3%
Year 12	14,411	98,126	112,536	9,353	121,889	21,890	2.11	93.7%
Year 13	6,254	77,974	84,229	17,661	101,890	21,890	1.50	88.9%
Year 14	6,977	78,402	85,378	16,521	101,899	21,900	1.52	91.4%
Year 15	11,285	68,021	79,307	13,612	92,919	21,900	1.67	92.4%
Year 16	11,628	94,682	106,310	13,588	119,898	21,900	1.67	89.0%
Year 17	16,521	87,983	104,504	9,533	114,037	21,900	1.83	88.8%
Year 18	9,112	40,146	49,258	15,313	64,571	21,900	1.31	88.6%
Year 19	9,445	31,780	41,224	14,907	56,132	21,900	1.34	88.5%
Year 20-22	43,093	142,681	185,773	23,118	208,892	63,764	1.66	89.0%
Total	482,311	2,092,085	2,574,396	157,387	2,731,783	479,864	2.17	90.6%
Note: The tonnes and ounces in this table includes Inferred Mineral Resources which are not, and may never be, proven to be economic

Key features of the mine plan include:

  To improve project economics the production schedule incorporates a cut-off grade optimization strategy that maximizes mill head grades early in the mine life by selectively feeding the plant with higher grade RoM encountered in the stage pits. Lower grade near cut-off mineralization is hauled to stockpiles and reclaimed in later years. Over the mine life stockpiled quantities increase to a maximum of 125Mt by Year 9, before declining to 2Mt in Year 22;

  Overall, the production plan is considered adequate for preliminary assessment purposes. In the first 15 years of the operation stage, pit mining rates are quite aggressive by large open pit standards, with vertical advance averaging six 15m benches mined annually. It is expected that several instances of stage pit annual vertical advance in excess of eight benches mined annually can be alleviated through future scheduling changes and pit redesigns that will marginally advance stripping requirements;

  Haul cycle time estimates are based on utilizing two waste dumps: a North Dump located on the slope above Crooked Creek to the north of the pit and an East Dump located in America Creek east of the pit. In the production schedule, the North Dump is utilized for ACMA Stage 1 NAG waste and about half the ACMA Stage 2 NAG waste. Remaining NAG waste and all PAG waste is destined for the East Dump. Dump layouts are illustrated in other sections of this report; and

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-5
Donlin Creek Gold Project	Preliminary Assessment
  Mining in ACMA Stage 3 commences in Year 11. Prior to this Crooked Creek must be diverted around the pit crest to allow mining to proceed. It is expected that a significant portion of the waste rock from this stage can be backfilled into depleted mining areas.

17.1.5    Mine Fleet

Mine Operation

The mine is scheduled to operate 24 hours/day for 355 days/year with four operations crews working 12-hour shifts on a 14-day rotation. It is expected that ten days will be lost due to weather, shutdowns etc.

Mechanical availability estimates range from 78% to 89% for the major equipment and is typically in the 82-85% range.

It is estimated that, when equipment is not down for maintenance or parked, 10.5 operating hours will be achieved in the scheduled 12-hour shift, after allowances for scheduled delays such as breaks, shift change, and equipment startup checks.

During the 10.5 operating hours other unscheduled operating delays will occur, including lost productive time for fueling, queuing, blast delays etc, which will reduce operating efficiency and equipment productivity. Operating efficiency varies from 83% (i.e. a 50-minute hour) for support equipment to 95% for hauling.

Drilling

Both ore and waste will be drilled on 15m benches by 311mm electric rotary drills on an 8.2 x 8.2m pattern. Blasthole cuttings will be sampled for grade control purposes. Over the LoM, four waste drills and two ore drills are required. In addition, three replacement drills are included in fleet acquisitions.

An auxiliary 150mm drill is included in the equipment fleet for pit highwall pre-shear drilling.

Blasting

The mine will utilize bulk explosives delivered to the blasthole by an explosives supplier. It is assumed that 50% emulsion and 50% ANFO explosives will be utilized, and that the blastholes will be single primed with non-electric detonators. The explosives powder factor is estimated at 0.3kgpt.

Loading

Waste loading will be carried out by P&H 4100 electric shovels, which are utilized in many large surface operations. A four-unit fleet will be needed to meet waste loading requirements.

Ore loading will be carried out by one O&K RH400 hydraulic shovel operating on 7.5m split benches to improve ore selectivity. Over the mine life one replacement hydraulic shovel is required.

One Le Tourneau L-2350 Wheel Loader will rehandle ore from stockpile and will tram ore to the crusher when the pit is not operating. Machine operating hours are not considered to be excessive so no replacement units are included.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-6
Donlin Creek Gold Project	Preliminary Assessment

Hauling

All ore, waste and rehandle material is scheduled to be hauled by Cat 797B mining trucks with a payload estimated at 345t. Over the mine life the truck fleet peaks at 36 units. No replacement trucks are included in equipment requirements. Instead a major refurbishment of 22 units is included within mine operating costs, with each refurbishment estimated to cost one-third the price of a new truck.

Major Support Equipment

Major support equipment includes:

  Seven bulldozers, including two Cat D11R and three Cat D10T tracked units, and two Cat 844H rubber-tired units. Over the mine life two Cat 10Ts are replaced;

  Three graders, including two Cat 16H and one Cat 24H graders. Over the mine life four replacement Cat 16H and two replacement Cat 24H graders are included in the plan; and

  One Cat 789C 48,000gal capacity water truck.

Equipment Fleet Summary

The mine equipment fleet is summarized in Table 17.1.5.1.

Table 17.1.5.1: Mine Equipment Fleet

	PPN	Year 1	Year 2	Year 3	Year 4	Year 5	Yr 6-10	Yr 11-15	Year 16+
Waste Drills	2	3	3	3	4	4	4	3	3
Ore Drills	1	2	2	2	2	2	2	2	1
Shovel-PH4100	2	3	3	3	4	4	4	3	3
Hyd Svl- OK RH400	1	1	1	1	1	1	1	1	1
Loader- L2351	-	1	1	1	1	1	1	1	1
Trucks-Cat797B	10	21	21	26	30	30	36	36	27
Graders	2	3	3	3	3	3	3	3	3
Bulldozers	7	7	7	7	7	7	7	7	6
Water Truck	1	1	1	1	1	1	1	1	1
Other Support Units	28	28	29	29	29	29	29	29	29

17.1.6    Mine Personnel Requirements

Mine personnel requirements were determined to support the mine equipment, production schedule and operating plans. Requirements for pre-production and the first 19 years are summarized in Table 17.1.6.1.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-7
Donlin Creek Gold Project	Preliminary Assessment

Table 17.1.6.1: Mine Personnel Requirements

	PPN	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19-22
Supervisory & Technical Personnel
Operations Supervision	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8
Mine Supervision/Planning	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18
Mine Engineering & Survey	16	16	16	16	16	16	16	16	16	16	16	16	12	12	12	12	12	12	12	12
Geology & Grade Control	4	14	14	14	14	14	14	14	14	14	14	14	8	8	8	8	8	7	7	7
Total Staff	46	56	56	56	56	56	56	56	56	56	56	56	46	46	46	46	46	45	45	45
Operations Workforce
Drill Operator	8	20	20	16	20	20	24	20	20	16	16	16	16	12	12	12	16	12	8	8
Blasters	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8
Shovel Operator	12	16	20	16	20	20	20	20	20	24	24	16	20	20	20	20	20	20	16	16
Haul Truck Driver	36	76	76	92	108	104	100	108	124	120	76	120	92	56	56	64	76	84	48	40
Grader Operator	7	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	10	11	10	10
Track Dozer Operator	10	10	10	10	9	9	9	9	9	9	9	9	10	8	8	8	7	6	6	6
Scraper Operator	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Crusher Operator	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Water Truck Operator	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Fuel Truck Operator	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Total Operations Hourly	86	145	149	157	180	176	176	180	196	192	149	185	161	119	119	128	142	146	101	94
Maintenance Workforce
Electrician	4	8	8	8	12	12	12	12	12	12	8	12	8	8	8	8	8	8	4	4
HD Mechanic	20	40	40	44	52	48	52	52	56	52	40	52	44	28	28	32	36	40	24	20
LD Mechanic	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4
Machinist	4	8	8	8	8	8	8	8	8	8	8	8	8	4	4	8	8	8	4	4
Crane Operator	0	1	2	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	0	0
Welder	3	6	5	6	7	7	7	7	7	6	6	6	6	4	4	4	5	5	3	2
Tireman	1	2	1	2	2	2	2	2	2	2	2	2	2	1	1	1	2	2	1	1
Laborer Service Man	2	2	2	2	2	2	2	2	2	2	2	2	3	3	3	3	2	3	3	3
Total Maintenance Hourly	38	71	71	75	88	84	88	88	92	88	71	87	75	53	53	60	66	70	43	38
Total Mine Workforce	170	272	276	288	324	316	320	324	344	336	276	328	282	218	218	234	254	261	189	177

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-8
Donlin Creek Gold Project	Preliminary Assessment

17.2      Tailings & Waste Management Facilities

17.2.1    Introduction

The proposed Donlin Creek mining and processing operation will produce approximately 21.9Mt of tailings per year (average 60ktpd, 365 operating days per year) during a 22-year project life. Approximately 471Mt of tailings will be produced during the life of the Project. Approximately 362 million m³ of storage capacity will be required to accommodate the 471Mt of tailings at an assumed stored dry density of 1.3t/m 3. The tailings storage facility (TSF) has been sited as a staged zoned earthfill/rockfill embankment with a downstream seepage collection toe drain, reclaim water pipeline and tailings delivery pipeline. The first stage includes the starter embankment with a crest elevation of 218m sited to impound two years of mining production, which is approximately 43.8Mt of tailings. The ultimate embankment will be constructed to an elevation of 280m, which will impound 471Mt of tailings. The assumptions upon which the siting of the facility is based are provided in Section 17.2.3 and a detailed discussion of the TSF features is provided in Section 17.2.2.

Approximately 2.1Bt of waste rock will be generated from the development of the pit. Waste rock management has been identified as a critical component of the Project given the volume of material to be moved. Based on previous studies it is assumed that approximately a third of the waste rock is PAG and will require special handling. Two waste rock dumps are proposed at this time, a north dump site that is north of the pit and to the south of Crooked Creek and an east dump site in American Creek and to the east of the pit. The waste rock dump north of the pit(s) has been assumed to consist entirely of NAG material. The capacity of the North Dump is 400Mt and has been sited at this location to minimize the initial mine operation costs. The remaining waste rock, both PAG and NAG, will be located in American Creek. This dump will cross the American Creek drainage. As a result, a diversion channel will be required to divert stormwater to the Omega Gulch drainage to prevent water from going into the pit during large storm events. The dump in American Creek also includes for the requirement to stockpile up to 62Mt of low-grade ore as close as possible to the primary crusher site. The assumptions for siting the dumps and low-grade stockpile are provided in Sections 17.2.3 and 17.2.2, respectively.

The proposed TSF, Waste Rock Dumps and Low Grade Stockpile are shown on Figure 17-2 and 17-3.

17.2.2    Project Assumptions

Assumptions for the Tailings Storage Facility

  Mill Site Elevation 280m;

  Required Tailings Volume = 471Mt;

  Required Water Volume = PMP + Operating Pond;

  Freeboard = 2m;

  Stored Density = 1.3t/m3;

  Tailings Properties;
o	50% Solids Content, and

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-9
Donlin Creek Gold Project	Preliminary Assessment

o	2.66 S.G.
  Production Rate;
o	60ktpd.
  Zoned Rockfill Embankment;
o	Mine Placed Downstream Rockfill,

o	Sloping Core Zone – Contractor Placed,

o	Upstream Rockfill Placed by Contractor,

o	2 Year Starter Embankment, and

o	Phased Construction – Expansion Every 5 Years.
  Closure Requirement;
o	1m NAG Waste Over Tailings, and

o	30cm Topsoil.
  Supernatant Reclaim;
o	1,300m3/hr – 60ktpd.
  Operating Costs;
o	Tailing Deposition by Gravity First 11 Years,

o	Power cost $0.11/kWh (years 1-3) and $0.06/kWh (year 4+), and

o	Operator cost $60,000/year (4 operators on rotation).

Assumptions for Waste Rock Dumps

  Overall Slope = 3:1;

  Intermediate Slope = 1.5:1;

  Lift Height = 30m;

  Stored Density = 2t/m3;

  Required Volumes;

o	Total Waste Volume = 1.9Bt,

o	PAG Dump = 630Mt (33% of total), and

o	NAG Dump = 1.27Bt.
  Closure Requirement;
o	1m NAG Waste Over PAG,

o	30cm Topsoil Over PAG and NAG,

o	Seepage/Runoff From PAG Dump and TSF Collected and Pumped Back to TSF During Operation, and

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-10
Donlin Creek Gold Project	Preliminary Assessment

o	Seepage from TSF Directed to Pit at Closure (Conveyance Line Assumed to be Gravity and Sized for 1500m3/hr).

Assumptions for Low Grade Ore Stockpile

  Overall Slope = 3:1;

  Intermediate Slope = 1.5:1;

  Lift Height = 30m;

  Stored Density = 2t/m3 ;

  Required Volume Maximum 62Mt; and

  Lined Runoff Pond Sited Below Stockpile, with Runoff Collected and Pumped to Mill.

17.2.3    TSF Embankment

The TSF embankment has been sited as a staged earthfill/rockfill structure founded on bedrock. The ultimate TSF embankment is approximately 120m high with 2.0:1 (2.0 horizontal to 1 vertical) and 1.8:1 upstream and downstream slopes, respectively. The embankment is a zoned earthfill/rockfill structure consisting of a sloping low permeability (seal) zone composed of fine-grained materials (primarily silts and weathered shale). The slopes of the low permeability zone are 2.0:1 and 1.7:1 upstream and downstream, respectively. Immediately downstream of the low permeability zone is the filter zone, consisting primarily of native sands and weathered bedrock in the general area. This zone is approximately 5m wide and extends from the base of the structure at foundation level to the crest. Outside of the seal and filter zones are the random fill zones, which consist primarily of mine waste rock generated from the mining operations. The slope of the upstream of the embankment will be protected by placing oversize material (cobbles and boulders) generated from the waste rock. The TSF embankment section can be referenced on Figure 17-3.

All zones of the TSF embankment will be founded on bedrock present at the site. Zones of notably soft bedrock in the foundation areas will require removal to a depth where firm bedrock material is encountered. The side areas of removal will not exceed 1:1 in slope. Prior to fill placement on foundation areas, the exposed rock will be dried and all deleterious materials will be removed. Any loose rock that is not clearly in place and formational in nature will be removed from foundation areas. Beneath the seal zone open apertures in excess of 6mm in the bedrock foundation will be filled with dental concrete and slush grouted to ensure that embankment fill does not pipe into the foundation.

The geometries described above are dependent upon the strengths of the various materials within the embankment. The site-specific geotechnical data available for the proposed tailings disposal site are limited. Further, no information has been collected on suitable construction materials for the impoundment embankments and basin. However, from general experience on projects in Alaska, it is likely that the suitable construction materials will be available within the site area or can be produced from processing locally available natural materials.

At this level of assessment, it has been assumed that suitable and sufficient fine-grained material will be available to construct a seal zone and suitable natural alluvial sands and gravels can be obtained from the near surface alluvial deposits for filter and drainage blanket materials. It is anticipated that sandy clay and silt material can be obtained from the younger alluvium and

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-11
Donlin Creek Gold Project	Preliminary Assessment

weathered shale in the general vicinity of the Project, and that sandy/silty gravels can be obtained from the older alluvial deposits situated in the valley/drainage bottoms. It has been assumed that the rockfill will consist of waste rock hauled and placed by the mine.

Tailings Impoundment & Reclaim Pond

The tailings impoundment area like the embankment will be constructed in phases to minimize upfront capital costs. A starter facility with a two-year storage capacity will be initially constructed with phased construction completed in order to maintain at least five years of production capacity. The seepage flow from the tailings would be expected to be small considering that the TSF embankment will be founded on bedrock and the permeability of the tailings is expected to be relatively low (<1×10-6cm/s).

Tailings will be deposited from the embankment and along the southern impoundment limits resulting in a water pond pushed to the northern limits of the TSF. Work within the impoundment area will be limited with no foundation stripping, subgrade preparation or drainage system planned. Large trees of commercial value will be logged with the remaining smaller trees, bushes and vegetation left in place.

Water from the impoundment water pool will be returned to the mill for re-use in the process via an overland carbon steel/high density polyethylene (HDPE) pipeline. Water will be pumped from the impoundment using a skid-mounted pump and floating intake system. This system has been sized for the study assuming a total of 1,300m³/hr will be required to be pumped to the mill. Details of the reclaim system are provided in Table 17.2.3.1:

Table 17.2.3.1: Reclaim Water System

Description	Starter	Ultimate
Quantity	1,300m3/hr	1,300m3/hr
Length of Line	4500m	8550 m
Size of Line	660mm (26in) ID	660mm (26in) ID
Lift (Drop)	60m	0m
Pump(s)	2-900HP (1800HP Total)	1-900 P

Tailings Conveyance & Distribution System

The tailings will be conveyed via gravity and/or pumped as slurry (presently assumed to be at 50% solids content) from the mill, overland, and through a pressure rated 711mm dia. carbon steel with HDPE liner pipeline to the tailings impoundment. At the embankment, the conveyance pipeline will tie in to a distribution header that extends the length of the embankment. The distribution header will be fitted with tee connections (assumed on 50m centers for the study) that will be fitted with isolation valves and a hose connector. During periods of distribution line maintenance (repairs or adding length) tailings slurry will be single-point discharged directly into the impoundment. Based on an assumed mill elevation of 280m, the tailings can initially flow by gravity to each facility with pumping ultimately being required as the embankment is raised.

To avoid erosion during tailings deposition, the tailings will be deposited through thin wall HDPE drop bars laid on the slope that will have holes drilled along the top to allow the tailings to be deposited at beach level. Water liberated from the tailings will be collected in a free water pool or supernatant pond formed at the tailings beach/ground interface. The water will be

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-12
Donlin Creek Gold Project	Preliminary Assessment

pumped back to the mill for re-use. Details of the tailings conveyance system are provided in Table 17.2.3.2:

Table 17.2.3.2: Tailings Conveyance System

Description	Starter	Ultimate
Slurry (50% solids content)	5,940tph	5,940tph
Length of Conveyance Line	8000m	8750m
Lift (Drop)	(60m)	0m
Line Size	711mm (28in) ID	711mm (28in) ID
Pump(s)	gravity	2-500HP (1000HP Total)

Underdrainage Collection Pond

The underdrainage collection pond will collect seepage drainage from the embankment and impoundment for routing back to the impoundment reclaim pond. The pond is sized to store approximately 24 hours of projected underdrainage flows from the embankment and impoundment as well as the anticipated runoff from the embankment footprint due to a 100-year/24-hour storm event.

The conceptual design for the underdrainage collection pond provides for a synthetic liner with a leak collection and recovery system (LCRS). Evacuation of water collected in the pond will be via a decant sump located on the pond slope at the pond bottom low point. The water will be pumped back to the impoundment pond.

Waste Rock Dump & Low Grade Stockpile

At this level of assessment it has been assumed that the waste rock dumps can be placed on existing surfaces without performing stripping and/or clearing and grubbing operations. The waste rock dumps were modeled with 30m lifts having 1.5H:1V intermediate slopes and 45m setbacks between each lift resulting in a composite slope of 3H:1V. The overall height of the dumps varied between 240 and 390m as measured from the toe to the crest. It is envisioned that the top dump surface will be sloped to promote surface water runoff towards temporary/permanent diversion channels around the perimeter of the dump.

Waste Rock Dump Diversion Channels

Surface water diversion channels are required to direct surface water runoff from the waste rock dumps through engineered channels and culverts. The channels will be both temporary and permanent, where permanent channels will remain throughout the life of the facility. Temporary designation refers to channels that will be removed with the construction of the dump expansions.

The permanent channels will be armored with riprap as required to prevent erosion of the channel. A maintenance road will be provided adjacent to the channel to allow access for repair of the erosion protection should it be required.

Temporary diversion channels designed for the peak flow for a lesser event such as the 10-year/24-hour storm will need to be constructed at the outer limits of the footprint of each phased impoundment expansion. It is envisioned that these channels will be sited adjacent to a perimeter access road located at the toe of the dumps. Since these channels are temporary, it is

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-13
Donlin Creek Gold Project	Preliminary Assessment

envisioned that armoring of the channels with riprap will not be completed except at the tie-in to the permanent channel(s).

17.3      Operating Costs

Operating cost estimates for Donlin Creek are reported for the following cost centers:

  Mining;

  Processing;

  Support (G&A);

  Shipping & Refining; and

  Royalty.

LoM operating costs are estimated to average $17.44/t of milled ore ($275.82/oz Au) as developed by SRK. LoM operating costs are summarized in Table 17.4.1.

Table 17.4.1: Operating Cost Summary

Item Description	Life of Mine Cost ($millions)	Unit Cost
Mining (including rehandle)	2,364	$0.92/t-mined
Processing	4,599	$9.58/ore t-milled
Mining Consumables	196	$0.41/ore t-milled
G&A	511	$1.06/ore t-milled
Refining	152	$5.00/$payable-oz
Shipping	7.6	$0.25/$payable-oz
NSR (royalties)	538	$1.12/t-milled
Cash Cost	8,366	$17.44/t-milled
		$276/Au-oz

Mining consumables includes a provision for the freight of mining supplies to the site. Refining and shipping costs are typical for the industry. Royalty is calculated as 1.5% to 4.5% NSR based on gold price.

17.4      Capital Costs

The capital cost estimates used in this analysis were developed initially by NovaGold based upon information derived from past studies on the Donlin Creek Project and the company’s local knowledge. This initial estimate was reviewed and adjusted by SRK to reflect SRK’s extensive experience with project development worldwide. SRK believes that the capital costs herein are reasonable and fair given the nature and scope of this Preliminary Assessment.

The initial capital requirement totals $2.0 billion, excluding permitting, feasibility study, EIS, exploration, first fills and capital spares ($113M). Life of mine sustaining capital equates to $427M. The timing of capital cost expenditures has also been estimated and included in the economic model. All cost estimates in the economic model are subject to a 15% contingency. LoM capital costs are summarized in Table 17.4.1.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-14
Donlin Creek Gold Project	Preliminary Assessment

Table 17.4.1: Capital Cost Summary

Cost ($M)
Direct Costs
PLANT SITE & ROADS	42
PRIMARY CRUSHER	17
COARSE ORE STOCKPILE 7,000 t live	5
SECONDARY & TERTIARY CRUSHERS	30
FINE ORE STOCKPILE 30,000 t live	10
CONVEYING	29
GRINDING & FLOTATION FACILITIES	149
OXIDATION FACILITIES (AUTOCLAVE)	133
LEACHING FACILITIES (CIL)	23
REFINERY	26
WATER SUPPLY	58
SHOPS AND WAREHOUSE	46
GENERAL OFFICE	6
ASSAY LABORATORY	5
ANCILLARY BUILDINGS	4
OPEN PIT	129
ON SITE POWER Generation and Distribution	58
TAILING DISPOSAL	59
PORT FACILITIES	60
OXYGEN PLANT & STORAGE	55
PERMANENT ACCOMMODATIONS	32
Total Direct Costs (ex power line)	976

Indirect Costs
CONSTRUCTION OVERHEADS	95
OPERATIONS OVERHEAD	28
PROJECT MANAGEMENT	87
DESIGN AND ENGINEERING	63
WAREHOUSE INVENTORY	46
FREIGHT	105
Indirect Costs	423

Construction Costs	1,399
Contingency	210
Subtotal Construction (ex Power Line)	1,609
Intertie Powerline (with contingency)	408
Total Construction Cost (with contingency)	2,017

EIS & PERMITTING	20
FEASIBILITY STUDY	11
EXPLORATION COST	10
FIRST FILLS	52
CAPITAL SPARES	13
START-UP SPARES	7
Permitting, Exploration, Studies, 1st fills, Spares
Subtotal*	113
Total Capital	2,130
Sustaining Capital (LoM)
Mining Equipment Replacement	259
Milling Equipment Replacement	35
Anaconda Creek Tailings Dam	105
SRK Plant & Roads	11
SRK Airport	2
SRK Water Supply & Treatment	16
Sustaining Capital	427
* Capital costs in 2006 for exploration, EIS/permitting and studies are assumed to be sunk costs and are not included.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-15
Donlin Creek Gold Project	Preliminary Assessment

17.5      Taxes & Royalties

Royal Bank of Canada (“RBC”) provided direction on all applicable Federal and State tax, including State license and State tax holiday concessions. Local property and regional taxes were also included.

Royalties were calculated at 1.5% to 4.5% of the Net Smelter Return (NSR) as per existing royalty agreements.

17.6      Economic Analysis

This section summarizes the results of an economic analysis, which was prepared using the criteria presented in this Preliminary Assessment report. Caution should be exercised when reviewing these results, as they are necessarily based on certain assumptions. The results should therefore be considered indicative of what a detailed feasibility could conclude.

SRK prepared the technical-economic and financial model for Donlin Creek. The economic model is based on a model developed by RBC. Year 2007 was used as the start date of the economic analysis. All project costs prior to 2007 are assumed to be sunk costs.

17.6.1    Model Assumptions

General technical-economic modeling parameters used in the model are summarized in Table 17.6.1.1. SRK’s analysis estimates pre-tax free cash flow and also provides an estimate of initial and on-going capital cost requirements. These inputs were then incorporated into the RBC financial model where taxes were applied. The analysis assumes Q2 2006 US dollars, and there is no provision for inflation or currency devaluation.

The model assumes a gold price of $500.00/oz and a silver price of US$8.30/oz, as provided by RBC.

Table 17.6.1.1: Economic Model Assumptions

Parameter	Values
Production:
Pre-Production Period	2 years
Mine Start Date	2013
Mine Life (after Pre-Production)	22 years
LoM Ore Tonnage	482.3Mt
LofM Mill Head Grade	2.171gpt
Contained Gold	33.5Moz
Metallurgical Recovery	90.6%
Payable Gold	30.3Moz
Payable Silver	7.2Moz
Target Production Rate	60ktpd
Market Prices:
Gold(US$/oz)	US$500.00
Silver (US$/oz)	US$8.30

17.6.2    Economic Results

Table 17.6.2.1 shows net present values (“NPVs”) at varying discount rates and project payback for the Base Case scenario. It should be noted that the NPV calculation utilizes cash flows from

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-16
Donlin Creek Gold Project	Preliminary Assessment

2007 onward, including the three years (2007-2009) of pre-construction costs related to permitting, EIS, feasibility study, engineering design, etc.

Table 17.6.2.1: 60ktpd Base Case Economic Analysis Results

Item	Result
NPV0%	$3,009M
NPV5%	$1,001M
Internal rate of return5%	12.1%
Payback period5%	Year 5

Cash costs for the Base Case are summarized in Tables 17.6.2.2 and 17.6.2.3. In the first seven years of production at Donlin Creek the mine would have an average annual production of 1.885Moz of gold at a cash cost of US$223/oz. LoM average annual production would be 1.379Moz at a cash cost of US$276/oz. This results in an average annual after tax operating cash flow for the first seven years of US$482 million.

Table 17.6.2.2: Operating Cash Costs

Item	Result
Years 1-7	$223/oz of gold
LoM	$276/oz of gold

Table 17.6.2.3: Total Cash Costs

Item	Result
Years 1-7	$303/oz of gold
LoM	$362/oz of gold

A pre-tax free cashflow, based upon the information presented in this report, was developed for Base Case modeled as summarized in Table 17.6.2.4. Base Case assumes 12.8% dilution and 3% mining loss, and a production rate of 60ktpd. The results have been incorporated into the RBC financial model where tax calculations were done and provided to NovaGold to assist in its valuation of Donlin Creek.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-17
Donlin Creek Gold Project	Preliminary Assessment

Table 17.6.2.4: Economic Results*

			Total Avg
	Units	Factor	Base Case
Material Inventory
Production Rate	ktpd		60.0
strip ratio	wst:ore		4.34
Waste Tonnes	kt		2,092,085
Ore Tonnes	kt		482,311
Tonnes Mined	kt		2,574,396
Stockpile/Rehandle Tonnes	kt		157,387

Recovered Gold & Silver
Milled Tonnes	kt		479,864
Gold Grade	gpt		2.17
Contained Ounces	koz-Au		33,487
Mill Recovery	%		90.6%
Mill Ounces Recovered	koz-Au		30,332
Payable Mill Ounces	koz-Au	100%	30,333
Payable Silver	koz-Ag		7,203
Revenue
Gold Price	$/oz
Silver Price	$/oz
Gold & Silver Revenue	$000s		15,226,232
Interest Income Inclusion	$000s	5%	50,818
Revenue	$000s		15,281,245

Operating Expenses (units)
Mining (incl. Rehandle)	$/t-mined		0.92
Milling - all	$/t-milled		9.58
Mining Consumables	$/t-milled		0.41
Tailings (included in mill costs)	$/t-mined		0.00
General & Administrative	$/t-mined		1.06
Environmental	in G&A		-
Marketing - WGC	$/payable-oz		0.00
Refining per oz / JM	$/payable-oz		5.00
Shipping	$/payable-oz		0.25
Operating Expenses (units)
Mining (incl. Rehandle)	$000s		2,363,859
Milling - all	$000s		4,598,490
Mining Consumables	$000s		196,133
Tailings	$000s		0
General & Administrative	$000s		510,637
Environmental	in G&A		0
Marketing - WGC	$000s		0
Refining - Salt Lake City	$000s		151,664
Shipping	$000s		7,583
NSR (1.5% / 4.5%)	$000s		537,951
Total Operating Costs	$000s		8,366,317

Accounting Depreciation	$000s		2,603,467
Total Costs	$000s		10,969,784

Earnings before Tax	$000s		4,311,461

Pre-Tax Free Cash Flow	$000s		6,914,928

Capital Costs
Engineering / Feasibility Study	$000s		11,000
Exploration	$000s		10,000
EIS and Permitting	$000s		20,000
Development Capex	$000s		2,089,000
Sustaining Capital	$000s		427,000
Total Capital	$000s		2,557,000
Decommissioning Costs	$000s		90,000
Total	$000s		2,647,000
* pre-tax

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-18
Donlin Creek Gold Project	Preliminary Assessment

17.6.3    Sensitivity Analysis

Project sensitivities were analyzed on the after tax Base Case and are shown in Tables 17.6.3.1 and 17.6.3.4.

Sensitivity factors for capital and operating costs are expressed as a percent of the Base Case estimate of each parameter. Given a $500/oz Base Case price, gold price sensitivity is performed assuming a market price of $450/oz, $600/oz and $700/oz. Each sensitivity was performed independently of the other, and not in combination.

The results suggest that the Project will be most sensitive to gold price. The analysis also suggests that the Project will be equally sensitive to capital and operating cost parameters. Indicative results conclude that NovaGold should advance the Project to the next stage.

Table 17.6.3.1: Capital & Operating Cost Sensitivity (NPV 0%, $millions)*

Variance	-20%	-10%	Base	+10%	+20%
Capital	3,520	3,265	3,009	2,753	2,497
Operating	3,953	3,481	3,009	2,568	2,072
* after tax

Table 17.6.3.2: Capital and Operating Cost Sensitivity (NPV5%, $millions)*

Variance	-20%	-10%	Base	+10%	+20%
Capital	1,383	1,192	1,001	810	619
Operating	1,446	1,224	1,001	789	538
* after tax

Table 17.6.3.3: Gold Price Sensitivity (NPV0%, $millions)*

Gold Price ($/oz)	$450	$500 (Base Case)	$550	$600	$700
NPV0%	2,123	3,009	3,930	4,821	6,615
* after tax

Table 17.6.3.4: Gold Price Sensitivity (NPV5%, $millions)*

Gold Price ($/oz)	$450	$500 (Base Case)	$550	$600	$700
NPV5%	554	1,001	1,453	1,888	2,761
* after tax

It should be noted that the NPV calculation utilizes cash flows from 2007 onward, including the three years (2007-2009) of pre-construction costs such as permitting, EIS, feasibility study, engineering design, etc.

This economic assessment is preliminary in nature, and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that results of this Preliminary Assessment will be realized.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-19
Donlin Creek Gold Project	Preliminary Assessment

Figure 17-1: Ultimate Pit

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-20
Donlin Creek Gold Project	Preliminary Assessment

Figure 17-2: Tailings and Waste Management Facilities

LEGEND:
EXISTING GROUND SURFACE CONTOUR AND APPROXIMATE EL, METERS
EXISTING DRAINAGES
EXISTING ROAD
STARTER RECLAIM PIPELINE
ULTIMATE RECLAIM PIPELINE
TAILINGS PIPELINE
WASTE ROCK DUMP/TSF HAUL ROAD
PERIMETER DITCH
AMERICAN CREEK DIVERSION DITCH
LIMITS OF ALTERNATIVE PAG WASTE ROCK DUMP
E 539,000
E 540,000
E 541,000
E 542,000
E 543,000
E 544,000
E 545,000
E 546,000
E 547,000
E 548,000
E 549,000
E 550,000
N 6,882,000
N 6,881,000
N 6,880,000
N 6,879,000
N 6,878,000
N 6,877,000
N 6,876,000
N 6,875,000
N 6,874,000
N 6,873,000
NORTH WASTE ROCK DUMP
PIT
EAST TSF HAUL ROAD
WASTE ROCK DUMP STORM WATER RUNOFF CONTAINMENT POND
WEST TSF HAUL ROAD
NAG/PAG WASTE ROCK DUMP
AMERICAN CREEK
LOW GRADE ORE STOCKPILE AREA
CROOKED CREEK
AMERICAN CREEK DIVERSION DITCH
PLANT SITE
SEEPAGE/RUNOFF COLLECTION POND
ANACONDA CREEK TAILINGS STORAGE FACILITY
SEDIMENT CONTROL STRUCTURE
ANACONDA CREEK
ULTIMATE TAILINGS STORAGE FACILITY EMBANKMENT CREST ELEVATION 280m
AUXILIARY DAM
400 0 400 800 METERS

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	17-21
Donlin Creek Gold Project	Preliminary Assessment

Figure 17-3: TSF Embankment Sections

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	18-1
Donlin Creek Gold Project	Preliminary Assessment

18      INTERPRETATION & CONCLUSIONS (ITEM 21)

18.1      Conclusions

The Project will exploit a world-class deposit in a remote location with undoubted infrastructure and logistics challenges. Nevertheless this Preliminary Assessment demonstrates attractive economics of a conventional open-pit mining operation at a production rate of 60ktpd. The Project is based on the assumptions of a US$500/oz Au conceptual pit model, a US$500/oz Au price and a 60ktpd mill processing rate. Costs appropriate with this level of study have been estimated from first principles and form the basis of the economic analysis of the Project on a 100% basis.

The Donlin Creek resource is condusive to mining at a rate of 60ktpd using a large truck and shovel fleet and conventional open pit mining techniques. Suitable tailings and waste dump storage locations are available within proximity of the mine and plant.

The Project as conceived will employ practices, technology and equipment, which are all proven in the mining sector. Project risks are therefore principally associated with permitting and implementation.

As illustrated in Table 18.1.1 the economic analysis indicates the net present values (“NPVs”) at varying discount rates and project payback for the Base Case scenario. It should be noted that the NPV calculation utilizes cash flows from 2007 onward, including the three years (2007-2009) of pre-construction costs related to permitting, EIS, feasibility study, engineering design, etc. The Project sensitivity analysis indicates that the Project is most sensitive to gold price followed by changes to operating costs and capital costs.

Table 18.1.1: 60ktpd Base Case Economic Analysis Results

Item	Result
NPV0%	$3,009M
NPV5%	$1,001M
Internal rate of return5%	12.1%
Payback period5%	Year 5

This Preliminary Assessment includes inferred Resources which are preliminary in nature and are considered too speculative geologically to have economic consideration applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Preliminary Assessment will be realized.

18.2      Risks

  PAG rock volume and treatment;

  Transportation logistic;

  Project and powerline permitting;

  Coal-fired power plant permitting (GVEA); and

  Inferred Resources usage in economic analysis.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	18-2
Donlin Creek Gold Project	Preliminary Assessment

18.3      Opportunities

18.3.1    Modify Existing Resource Estimate

A number of opportunities exist to improve on the current resource estimate. These are listed below according to their area of influence. SRK is of the view that a re-estimation of the resources using less constrained modeling techniques will likely result in the delineation of a higher resource tonnage, a lower grade and more contained gold.

Mineralized envelopes:

  Re-designing the PACK (2005) mineralized envelopes to better reflect the current project economics would likely result in an increased metal content. SRK comparisons made in the Lewis and ACMA domains on estimates with the mineralized envelopes removed suggest that up to 8% more metal could be gained at a 1.2gpt cut-off. At lower cut-offs this potential metal increase will be higher; and

  It should be emphasized that the final probability thresholds chosen for the mineralized envelopes were defined in 2005 and based on a somewhat lower gold price. In the present evaluation, the actual grade threshold considered for mining has been reduced from 1.2gpt to 0.76gpt. Therefore, potential ore may be found in areas that have not been previously estimated.

Orientation of Best Direction of Continuity – Geological Controls:

  Use two preferred directions of continuity – one for dykes and one for sills, in order to best capture mineralization in both intrusive styles, rather than just one.

Variogram Models:

  Use of a lower grade threshold for modeling variograms would be more appropriate considering the new lower grade cut-off values considered for mining, and may result in better grade continuities in the resource estimate.

Resource Classification:

  Part of the current classification criteria is a function of the search radii defined on the basis of the variogram model. Increased grade continuity modeled with the changes to the variogram models recommended above would support larger search ellipse radii and consequently upgrade more blocks from inferred to indicated category; and

  Additional tools such as indicator kriging (IK) and repeated simulation of block grades may also help to improve the resource classification

18.3.2    Exploration Potential

In light of the continuity mineralization which remains open at depth and marginally from the currently defined resource; and the continuity of the ore-hosting sills which have been demonstrated to extend over 3km in strike, a nominal 200m extension pit has been modeled around the base case US$500 pit as a reasonable target for exploration immediately adjacent to the current Donlin Creek resource.

Within the 200m extension around the base case US$500 pit, an additional 544Mt of potentially mineralized intrusive material is projected based on PDUS’s lithologic modeling. Within the

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	18-3
Donlin Creek Gold Project	Preliminary Assessment

base case US$500 pit, 49% of all intrusive material is mineralized. The potential quantity and grade of this mineralized material is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

In addition to the resource potential occurring in the immediate vicinity of the Base Case US$500 pit, a number of conceptual targets exist to the east of the ACMA deposit and south of the Lewis deposit.

18.3.3    Powerline

There may be an opportunity to gain financial support from the government, either in whole or in part, for the construction of the intertie power line. The proposed line could service local communities along its path, McGrath being one, and significantly reduce the long-term power costs to these communities. The total potential cost savings if the government funded the entire intertie power line is $408M.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	19-1
Donlin Creek Gold Project	Preliminary Assessment

19      RECOMMENDATIONS (ITEM 22)

The next two phases of work on the property are currently being undertaken by Barrick. The first phase to be completed before a prefeasibility report is in-fill diamond drilling to support the re-classification of Inferred Mineral Resources to a higher classification and the corresponding resource estimate update. This drilling is planned to cost several million dollars.

After a new resource estimate has been established with measured and indicated resources, the Donlin Creek property should then continue to be advanced to a pre-feasibility study level once the necessary support information has been obtained. A prefeasibility study for a complex project such as this one will likely cost over $750,000 and take six months or more to complete.

Recommendations for the Project are:

  Investigate variogram subdomains to determine if results can be improved;

  Reassess the SMU block size in light of increased throughput to 60ktpd;

  Reestimate gold grades using an estimation plan more appropriate for a lower grade range than used in December 2005;

  Continue in-fill drilling to attempt to improve the Inferred Resource category material to Indicated or Measured Resources;

  Re-do the resource estimation based on infill drilling results;

  Conduct a preliminary feasibility study; and

  Continue base line environmental monitoring.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	20-1
Donlin Creek Gold Project	Preliminary Assessment

20      REFERENCES (ITEM 23)

MEC (2002a), Technical Report, Donlin Creek Project, Alaska, NI 43-101F1 Technical Report filed by NovaGold Resources, Inc.

AMEC (2002b), Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska, NI43-101F1 Technical Report filed by NovaGold Resources, Inc.

AMEC (2003), Prefeasibility Study – Status Report, Donlin Creek Project, Draft, internal report for PDUS

Jutras, M., (2005), Donlin Creek Project 2005 Mineral Resource Estimation Update Report, December 2005, internal PDUS report

Miller, L., Ebert, S., Kowalczyk, P., Petsel, S., McAtee, J., Goldfarb, R., Miller, M.L. and Dodd, S. (2000), Geology, mineralization, and exploration at the Donlin Creek project, southwestern Alaska [abs.]: British Columbia and Yukon Chamber of Mines Cordilleran Roundup, Abstracts, p. 45.

NovaGold Resources, Inc., (2006), Donlin Creek Project 43-101 Technical Report NI43-101F1 Technical Report, filed by NovaGold Resources, Inc.

Piekenbrock, J.R. and Petsel, S.A. (2003), Geology and Interpretation of the Donlin Creek Gold Deposit, Alaska, private Report to NovaGold Resources

PDUS Technical Services Limited (2005), Draft Donlin Creek Preliminary Assessment Report

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	21-1
Donlin Creek Gold Project	Preliminary Assessment

21      GLOSSARY

21.1      Mineral Resources & Reserves

Mineral Resources

The mineral resources and mineral reserves have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (August 2000). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	21-2
Donlin Creek Gold Project	Preliminary Assessment

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

21.2      Definitions

Assay:	The chemical analysis of mineral samples to determine the metal content.

Capital Expenditure:	All other expenditures not classified as operating costs.

Composite:	Combining more than one sample result to give an average result over a larger distance.

Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

Crushing:	Initial process of reducing ore particle size to render it more amenable for further processing.

Cut-off Grade (CoG):	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.

Dilution:	Waste, which is unavoidably mined with ore.

Dip:	Angle of inclination of a geological feature/rock from the horizontal.

Fault:	The surface of a fracture along which movement has occurred.

Footwall:	The underlying side of an orebody or stope.

Gangue:	Non-valuable components of the ore.

Grade:	The measure of concentration of gold within mineralized rock.

Hangingwall:	The overlying side of an orebody or slope.

Haulage:	A horizontal underground excavation which is used to transport mined ore.

Hydrocyclone:	A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.

Igneous:	Primary crystalline rock formed by the solidification of magma.

Kriging:	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.

Level:	Horizontal tunnel the primary purpose is the transportation of personnel and materials.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	21-3
Donlin Creek Gold Project	Preliminary Assessment

Lithological:	Geological description pertaining to different rock types.

LoM Plans:	Life-of-Mine plans.

LRP:	Long Range Plan.

Material Properties:	Mine properties.

Milling:	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

Mineral/Mining Lease:	A lease area for which mineral rights are held.

Mining Assets:	The Material Properties and Significant Exploration Properties.

Ongoing Capital:	Capital estimates of a routine nature, which is necessary for sustaining operations.

Ore Reserve:	See Mineral Reserve.

Pillar:	Rock left behind to help support the excavations in an underground mine.

RoM:	Run-of-Mine.

Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.

Shaft:	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.

Sill:	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.

Smelting:

A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.

Stope:	Underground void created by mining.

Stratigraphy:	The study of stratified rocks in terms of time and space.

Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

Sulfide:	A sulfur bearing mineral.

Tailings:	Finely ground waste rock from which valuable minerals or metals have been extracted.

Thickening:	The process of concentrating solid particles in suspension.

Total Expenditure:	All expenditures including those of an operating and capital nature.

Variogram:	A statistical representation of the characteristics (usually grade).

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	21-4
Donlin Creek Gold Project	Preliminary Assessment

21.3      Units of Measure & Abbreviations

The metric system is used throughout this report with the exception of gold and silver quantities which are reported in troy ounces, or unless otherwise stated. All currency is in US dollars. Market prices are reported in US$/oz of gold and silver. Abbreviations used in this report are shown in Table 21.3.1.

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc

NovaGold Resources Inc.	21-5
Donlin Creek Gold Project	Preliminary Assessment

Table 21.3.1: Units of Measure & Abbreviations

Abbreviation	Unit or Term
ANFO	ammonium nitrate fuel oil (explosive)
Bt	billion tonnes
ºC	degrees centigrade
CAA	Clean Air Act
CEQ	Council of Environmental Quality
cm	centimeter
CoG	cut-off grade
CWA	Clean Water Act
dia.	diameter
EIS	Environmental Impact Statement
g	gram
gpt	grams per metric ton
GVEA	Golden Valley Electric Association
GRTS	GR Technical Services
ha	hectare (10,000m2)
HDPE	high density polyethylene
kg	kilogram (1,000g)
IK	indicator kriging
km	kilometer (1,000m)
kV	kilovolt (1,000V)
kW	kilowatt (1,000W)
kWh	kilowatt-hour
kWh/t	kilowatt-hours per metric ton
LoM	life-of-mine
l	liter
LCRS	leak collection and recovery system
lps	liters per second
m	meter
m2	square meter
m3	cubic meter
mm	millimeter
msl	mean sea level
Mt	million metric tonnes
MW	mega-watt
NAG	non acid generating
NEPA	National Environmental Policy Act
NSR	net smelter return
oz	troy ounce (31,1035g)
PAG	potentially acid generating
POX	pressure oxidation
QA/QC	quality assurance/quality control
QP	Qualified Person
RC	rotary circulation (drilling)
ROD	Record of Decision
t	metric ton, or tonne
tph	metric tonnes per hour
tpd	metric tonnes per day
tpy	metric tonnes per year
TSF	tailings storage facility
USACE	United States Army Corps of Engineers
USEPA	United States Environmental Protection Agency

SRK Consulting (US), Inc.	September 20, 2006
Donlin Creek.Preliminary Assessment.2CN018.00.KG.Final.doc